# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

WorthPoint Corporation
5 Concourse Parkway NE, Suite 2900
Atlanta, GA 30328
https://www.worthpoint.com/

Up to $4,999,992.00 in Series A-2 Preferred Stock at $12.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

## Company:

Company: WorthPoint Corporation
Address: 5 Concourse Parkway NE, Suite 2900, Atlanta, GA 30328
State of Incorporation: DE
Date Incorporated: January 16, 2007

## Terms:

Equity

Offering Minimum: $15,000.00 | 1,250 shares of Series A-2 Preferred Stock
Offering Maximum: $4,999,992.00 | 416,666 shares of Series A-2 Preferred Stock
Type of Security Offered: Series A-2 Preferred Stock
Purchase Price of Security Offered: $12.00
Minimum Investment Amount (per investor): $492.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Perks

Friends and Family

Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Volume-Based Perks

Tier 1 | $500+

Invest $500+ and receive a free annual subscription for 1 YR, Price Guide Premium. (value $259.99)

Tier 2 | $1,000+

Invest $1,000+ and receive a free annual subscription for 1 YR, All Access (value $449.99)

Tier 3 | $5,000+

Invest $5,000+ and receive a free annual subscription for 5 YRS, All Access (value $2,249.95)

Tier 4 | $10,000+

Invest $10,000+ and receive a free annual subscription for 10 YRS, All Access (value $4,499.99) + 5% bonus shares.

Tier 5 | $25,000+

Invest $25,000+ and receive a free annual subscription for 25 YRS, All Access (value $11,249.75) + 10% bonus shares.

Tier 6 | $50,000+

Invest $50,000+ and receive All Access for Legacy/Forever + 15% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

WorthPoint Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For

example, if you buy 100 shares of Series A-2 Preferred Stock at $12.00 / share, you will receive 110 shares of Series A-2 Preferred Stock, meaning you'll own 110 shares for $1,200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

## The Company and its Business

Company Overview

Company Overview

We believe WorthPoint Corporation ("WorthPoint" or "WP" or the "Company") is one of the largest sources of pricing data at the heart of a booming market that's seeing an original iPhone sell for $63,000 and a Mickey Mantle baseball card bring $13 million. Businesses around the world use our 715 million values of vintage or antique items to make a profit, and collectors use us to learn how to buy and sell at the right price. We're like a Bloomberg of art, antiques, collectibles and household items with market news, price data, research material, and analysis. WorthPoint also helps people preserve family histories and heirlooms and keep track of the values of personal items for insurance purposes before they are destroyed in a fire or a natural disaster. With more than $68 trillion dollars moving from one generation to the next, people need to learn how to value and sell antiques.

WorthPoint is believed to be the world's largest pricing source to value art, antiques, and collectibles, helping subscribers capitalize on a $360 billion marketplace amid the $68 trillion generational wealth transfer. WorthPoint's suite of research and data tools provides market pricing transparency, allowing collectors and resellers to buy and sell more efficiently.

Source for iPhone sale:
https://www.wwnytv.com/2023/02/23/original-2007-iphone-sells-more-than-63000/

Source for Mickey Mantle baseball card:
https://www.nytimes.com/2022/08/28/us/mickey-mantle-card-auction-baseball.html

Source for 2020 collectibles market:
https://www.prnewswire.com/in/news-releases/collectibles-market-is-expected-to-display-a-steady-growth-of-around-4-due-to-the-growing-online-sale-of-antiques-and-collectibles-globally--univdatos-market-insights-301634688.html

Source for $68 trillion:
https://www.cnbc.com/2022/10/17/how-to-navigate-the-great-wealth-transfer-according-to-top-advisors.html#:~:text=Baby%20boomers%20are%20set%20to,also%20reducing%20the%20tax%20bite.

Business Model

We offer subscriptions to access the data in three of our databases. We have nearly 35,000 customers—80% of which pay us approximately $28 a month and 20% that pay between $199.00 and $429.99 a year.

Current Pending Litigation

The Company is currently involved in a pending lawsuit related to a copyright infringement claim that was filed by an Individual in 2018 and WorthPoint was added for the first time in 2020. As we believe the claims are frivolous, we are disputing the claims and expect the discovery process to be completed in Q2 of 2023. We are working with counsel and believe there are weak grounds for this party to pose any serious litigation risk to the Company. We believe the complaint is without merit and are working towards filing for summary judgment in favor of the Company.

Competitors and Industry

Competitors

Our closest competitors are service platforms for real-time auction bidding that also make historical pricing data available to the public. These include Terapeak, eBay's research product, LiveAuctioneers, and Invaluable. Niche category pricing data has emerged with ArtNet for fine art, WatchCharts for timepieces, and Liv-Ex for fine wine, however, such databases are composed of retail sales, not only fair market prices. Kovel's, a family-owned business operating for 70 years, offers information, research, and trends on antiques and collectibles, and a valuation database of about 1 million prices from auction houses, not eBay.

Kovel's: https://www.kovels.com/

Industry

Trading in art, antiques, and collectibles has become a digital marketplace. For the last 30 years, from the launch of eBay in 1995 through the depths of the COVID-19 pandemic, the collectibles market has seen exponential growth as many sought out nostalgia or pursued rare discoveries. With the arrival of cryptocurrency, many traditional companies have successfully introduced digital collectibles using blockchain technology. Collectors and profit seekers are driving prices paid for rare items to record highs: In August of 2022, a 1952 Topps Mickey Mantle baseball card brought a record $12.6 million. In May of 2022, Andy Warhol's 1964 silkscreen portrait of Marilyn Monroe made headlines when it sold for a record-setting $195 million. From $6 million Pokémon cards to $250,000 Star Wars action figures, market demand for art and collectibles show no sign of slowing.

Once guided by classified ads in weekly trade newspapers and annual price guidebooks, marketplaces, and collectors demand timely information and digital resources to guide buying and selling. Just as important, with more than $68 trillion dollars moving from one generation to the next, people need to learn how to value and sell antiques as well as other items being passed to the next generation. Financial asset managers and advisors have reported the first hurdle in managing "the great wealth transfer" is often bringing generations together to discuss their family legacy, urging transparency on the value of total assets.

According to a report published in September 2022 by UnivDatos Markets Insights, the collectibles market was valued at around $360 billion in 2020 and is expected to grow at a compound annual growth rate of around 4 percent from 2022-2028. Trends show annual growth across coins and stamps, rare books, comic books and comic art, fine art, and rare toys, among others. With the uptick in inflation, the interest in real assets is also increasing.

Source for 2020 collectibles market:
https://www.prnewswire.com/in/news-releases/collectibles-market-is-expected-to-display-a-steady-growth-of-around-4-due-to-the-growing-online-sale-of-antiques-and-collectibles-globally--univdatos-market-insights-301634688.html

Source for Mickey Mantle baseball card:
https://www.nytimes.com/2022/08/28/us/mickey-mantle-card-auction-baseball.html

Source for $68 trillion:
https://www.cnbc.com/2022/10/17/how-to-navigate-the-great-wealth-transfer-according-to-top-advisors.html#:~:text=Baby%20boomers%20are%20set%20to,also%20reducing%20the%20tax%20bite.

Source for Marilyn Monroe:
https://www.nytimes.com/2022/05/09/arts/design/warhol-auction-marilyn-monroe.html#:~:text=In%20under%20four%20minutes%20of,work%20of%20art%20at%20auction.

Source for $6M Pokemon:
https://kotaku.com/logan-pauls-latest-stunt-paying-6-million-for-rare-pi-1848743633

Sources for Star Wars:
https://www.kozzradio.com/show/ballard/nerd-alert-an-old-boba-fett-action-figure-could-sell-for-250000/

https://www.pennlive.com/entertainment/2019/11/star-wars-toy-from-1979-sold-for-world-record-price-by-central-pa-auction-house.html

Current Stage and Roadmap

Current Stage

WorthPoint is currently in the market and generating revenue. We make markets more efficient by providing information to buyers and sellers through four unique databases that allow subscribers to research, identify and value an item they want to sell, buy or insure. The four databases are:

- The Dictionary of 8,000 articles that is one of the industry's leading reference sources,

- A visual database of more than 227,000 marks to identify and authenticate precious objects that is most likely the largest such resource that exists,

- A library of more than 18,000- volumes of searchable books and other reference guides that is the world's most comprehensive collection of which we are aware.

- And lastly, the Price Guide that has values of over 700 million items sold over the past 15 years

We are in the midst of leveraging these databases in a number of ways.

First, we are focusing on selling subscriptions with access to more than one database - transitioning from selling primarily

just the Price Guide to offering access to multiple databases. The goal of offering an integrated subscription is to increase the average revenue per user as well as lengthen the lifetime value by providing more tools for businesses. As an example of this focus, in December 2022, we upgraded our app offering in both the Apple Store and Google Play to include an app integrating both the Price Guide and MARKS databases.

Second, we are leveraging the more than 700 million auction price data points reported in our Price Guide to create the WorthPoint Indices, which to our knowledge is the industry's first index-linked investment product to statistically measure price trends across a broad spectrum of categories.

Third, a cornerstone product currently in development and available to subscribers is the WorthPoint Vault, a user-generated digital database to organize valuables, inventory, and collections to help subscribers track values over time. Not only is the WorthPoint Vault a tool to price and sell, but it can also be used to archive items of emotional or historical significance documented through photographs, family histories, or video. Perhaps of larger interest, the Vault can be used to track the values of items for insurance purposes. By having a digital database, subscribers can make sure that their items are properly insured in case the items are lost to a natural disaster, theft, or other unfortunate loss.

Finally, we are in early discussions to offer an enterprise solution for businesses that would like to have multiple-seat licenses. We are currently talking with companies interested in anywhere from 5 to 30 seats. We believe the interest expressed by these businesses is due to the comprehensive nature of our databases.

Future Roadmap

The Company will be focused on rolling out new products to meet consumer needs including WorthPoint Indices (expected Q3 2023), what we believe is the industry's first index-linked investment product to statistically measure price trends, the WorthPoint Vault (expected Q4 2023), a user-generated digital database to organize valuables, inventory, and collections for insurance, and Visual Search of 1.3 billion images available through a mobile app (expected Q2 2023).

## The Team

Officers and Directors

Name: William Hermann Seippel

William Hermann Seippel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder and CEO
  Dates of Service: April, 2007 - Present
  Responsibilities: Will is the leader as CEO and largest shareholder. Will receives an annual salary of $330,000.

- Position: Director
  Dates of Service: April, 2007 - Present
  Responsibilities: Advise the company

Name: William Neal McAtee

William Neal McAtee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CFO
  Dates of Service: June, 2009 - Present
  Responsibilities: Neal is responsible for managing the financial actions of the Company and receives an annual salary of $250,000.

- Position: Director
  Dates of Service: June, 2009 - Present
  Responsibilities: Advise the company

Name: Kathleen Guzman

Kathleen Guzman's current primary role is with Self-Employeed. Kathleen Guzman currently services 0.5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2022 - Present
  Responsibilities: Kathleen is a member of the board. She receives an annual salary of $35,000.

Other business experience in the past three years:

- Employer: Self-Employeed
  Title: Art Appraiser
  Dates of Service: January, 2022 - Present
  Responsibilities: Kathleen appraises art.

Other business experience in the past three years:

- Employer: Heritage Auctions
  Title: Managing Director
  Dates of Service: September, 2008 - December, 2021
  Responsibilities: Kathleen managed Heritage Auction's New York City office.

Name: James Sturgill

James Sturgill 's current primary role is with Hanover Foods Corporation. James Sturgill currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: February, 2023 - Present
  Responsibilities: Jim's responsibilities are to the CEO and the Board. Jim does not receive compensation.

Other business experience in the past three years:

- Employer: Hanover Foods Corporation
  Title: Director, 401-K Trustee, member of Finance Committee
  Dates of Service: November, 1995 - Present
  Responsibilities: Act on all business that come before the Board.

Name: Michael Joseph Wharton

Michael Joseph Wharton's current primary role is with McVean Trading & Investments, LLC. Michael Joseph Wharton currently services 0.5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: May, 2012 - Present
  Responsibilities: Michael serves on the board of Directors and is an investor. Michael does not receive compensation.

Other business experience in the past three years:

- Employer: McVean Trading & Investments, LLC
  Title: Chairman
  Dates of Service: June, 1986 - Present
  Responsibilities: Chairman

Name: Antoine S Lyseight

Antoine S Lyseight's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer
  Dates of Service: September, 2012 - Present
  Responsibilities: Reporting to the Founder and CEO, responsible for leading and managing WorthPoint's IT

department including data engineering, product management, product development, internal and external facing development groups, DevOps (AWS), architecture, and mobile development. Antoine receives an annual compensation of $250,000.

Name: Peter Dabbs Schleider

Peter Dabbs Schleider's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: May, 2006 - Present
  Responsibilities: Peter is a director with a long history of being with the Company. Peter does not receive a compensation.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series A-2 Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series A-2 Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the data and financial analytics services industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series A-2 Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Preferred Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of

your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Series A-2 Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain more traction in the marketplace. If our products fail to achieve an increase in sales, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value could be adversely impacted. This could also impair the Company's ability to compete in the marketplace.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human

resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on WorthPoint or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on WorthPoint could harm our reputation and materially negatively impact our financial condition and business.

Should we not have enough capital as needed, we could be required to raise more capital.
Although we believe the proceeds of this offering along with the funds on hand are enough to sustain us until we are cash flow positive, it is a difficult environment for obtaining credit on favorable terms. Under the terms of our amended Loan Facility, we have a minimum equity raise requirement of $3 million by October 6, 2023. To meet this requirement, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

We are reliant on Search Engines for traffic to our site
Although we are an established company, we rely largely on free organic search results from internet search engines. The results are based on algorithms that rely on indexing of our website. We believe our Search Engine Optimization (SEO) practices to be such that we are viewed favorably by the search engines. However, the details of the algorithms used to direct traffic to our website are unknown. Should the criteria of the algorithms change, it could have an adverse impact on traffic to our website and negatively impact the number of new signups for our subscription products.

We rely on third parties to provide data essential to the success of our business
We rely on third parties that we have agreements with to provide data and information essential to the business. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in supplying this data could affect our business. We also have sources from which we acquire data that we rely on our current legal opinion and guidance, included but not limited, to case law for permission to use. As a result, your investment could be adversely impacted by our reliance on third parties and their performance as well as any changes in the case law on the use and/or acquisition of the data.

The Convertible Promissory Notes will convert into the same shares as this offering
Should the proceeds of the offering equal or exceed the face value of the Convertible Promissory Notes recently issued to the Founder, the Note will convert into shares of the Series A-2 Preferred at a price similar to the best available under the terms of this offering. Under certain circumstances, part of the Note may convert at terms more favorable than available under the offering.

The Company is currently involved in pending civil litigation
The Company is currently involved in a pending lawsuit related to copyright infringement claims that were filed by an Individual in 2018 against a third-party, but the Company was added to the lawsuit in 2020 by the Individual. The Company is working with counsel and is disputing the claims and expects the discovery process to be completed in Q2 of 2023, at which point it plans to file for summary judgment. Although the Company believes there are weak grounds for the claims alleged against it and the lawsuit does not pose serious litigation risk to the Company or its officers, there is some degree of risk in investing in a company that has pending litigation against it.

CFTC Sanctions for Director
In 2017, Michael Wharton (Board Member) was named in sanctions against his investment firm, McVean Trading & Investments, LLC by the Commodity Futures Trading Commission (CFTC). Mr. Wharton settled with the commission without admitting or denying any of the allegations of the Commission's findings.

Risk related to compliance with all covenants of its Loan Facility.
As of December 31, 2022, the Company was in compliance with all covenants of its Loan Facility. As of the end of January 31, 2023, the Company was not in compliance with 2 covenants. On August 18, 2023, the Company signed an amendment to

its Loan Facility (the "Amendment") to address its Net Working Capital (NWC) covenant non-compliance (see discussion of the Espresso Facility for more details). Although Espresso agreed to forbear its rights for payment, the Amendment does require repayment of approximately $182,000 of principal and a minimum equity raise of $3 million by October 6, 2023. The Amendment also includes a new year-over-year revenue growth covenant in addition to the net working capital covenant. The company is pursuing multiple avenues to address the minimum equity raise, including this Reg CF offering and engaging an investment banker. Should the Company not be successful with the minimum equity raise, it will need to resume discussions with the lender to address the minimum equity raise requirement and the Loan Facility principal payment.

We have existing trademarks, copyrights, and other valuable intellectual property that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns over 20 trademarks (domestic and international), has numerous copyrights (not all registered), Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

## Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| William H. Seippel | 973,014 | Common Stock | 38.46% |
| William H. Seippel | 92,774 | Series A Preferred Stock | |
| William H. Seippel | 385,106 | Series A-1 Preferred Stock | |

## The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 416,666 of Series A-2 Preferred Stock.

Common Stock

The amount of security authorized is 13,100,000 with a total of 2,239,867 outstanding.

Voting Rights

One vote per share. See Other Material Rights below for further information.

Material Rights

The total amount outstanding includes 151,725 shares to be issued pursuant to outstanding warrants.

The total amount outstanding also includes 24,181 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding also includes 409,100 shares to be issued pursuant to stock options issued.

General Voting Rights. The holders of each share of Common Stock, together with the holders of Preferred Stock, shall have the right to vote as a single class, provided that except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to (or waiver of any provision of) this Certificate that relates solely to the terms of the Preferred Stock.

Series A Preferred Stock

The amount of security authorized is 384,550 with a total of 294,852 outstanding.

Voting Rights

One vote for each share of Common Stock into which such holder's shares of Preferred Stock can be converted. See Other Material Rights below.

Material Rights

General Voting Rights. The holder of each share of each class of the Preferred Stock shall have the right to one (1) vote for each share of Common Stock into which such holder's shares of Preferred Stock could then be converted, with full voting rights and powers equal to the voting rights and powers of the holders of Common Stock

Liquidation Preference - the holders of Series A Preferred Stock shall be entitled to receive prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock or any other security ranking junior in priority to the Preferred Stock by reason of their ownership thereof, an amount for each share of Series A Preferred Stock then held by them equal to the Original Purchase Price for such Series A Preferred Stock, plus an amount equal to any declared but unpaid dividends.

Conversion - The Series A Preferred has the right to convert 1 to 1 in to a share of common

Dividends- Although eligilble for dividends, there are currently no dividends declared.

Participation Rights - In the case of a liquidity event, once the preference has been paid, the Series A can participate in the amount to be distributed to the common as if the shares were converted 1 to 1. The holders do not have to convert to receive the participation portion.

Series A-1 Preferred Stock

The amount of security authorized is 6,056,142 with a total of 1,825,820 outstanding.

Voting Rights

One vote for each share of Common Stock into which such holder's shares of Preferred Stock can be converted. See Other Material Rights below.

Material Rights

For further information on the material rights of this class of securities, please see the Company's 8th Amended and Restated Certificate of Incorporation, attached to the Offering Memorandum as Exhibit F.

General Voting Rights. The holder of each share of each class of the Preferred Stock shall have the right to one (1) vote for each share of Common Stock into which such holder's shares of Preferred Stock could then be converted, with full voting rights and powers equal to the voting rights and powers of the holders of Common Stock.

Liquidation Preference. The holders of Series A-1 Preferred Stock shall be entitled to receive prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock or any other security ranking junior in priority to the Preferred Stock by reason of their ownership thereof, an amount for each share of Series A-1 Preferred Stock then held by them equal to the Original Purchase Price for such Series A-1 Preferred Stock, plus an amount equal to any declared but unpaid dividends.

Conversion. The Series A Preferred has the right to convert 1 to 1 into a share of common

Dividends. Although eligible for dividends, there are currently no dividends declared.

Participation Rights. In the case of a liquidity event, once the preference has been paid, the Series A-1 can participate in the amount to be distributed to the common as if the shares were converted into 1 share of common for every 2 shares of preferred owned. The holders do not have to convert to receive the participation portion.

Series A-2 Preferred Stock

The amount of security authorized is 500,000 with a total of 0 outstanding.

Voting Rights

One vote for each share of Common Stock into which such holder's shares of Preferred Stock can be converted. See Other Material Rights below.

Material Rights

For further information on the material rights of this class of securities, please see the Company's 8th Amended and Restated Certificate of Incorporation, attached to the Offering Memorandum as Exhibit F.

General Voting Rights. The holder of each share of each class of the Preferred Stock shall have the right to one (1) vote for each share of Common Stock into which such holder's shares of Preferred Stock could then be converted, with full voting rights and powers equal to the voting rights and powers of the holders of Common Stock.

Liquidation Preference. The holders of Series A-2 Preferred Stock shall be entitled to receive prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock or any other security ranking junior in priority to the Preferred Stock by reason of their ownership thereof, an amount for each share of Series A-2 Preferred Stock then held by them equal to the Original Purchase Price for such Series A-2 Preferred Stock, plus an amount equal to any declared but unpaid dividends.

Conversion. The Series A Preferred has the right to convert 1 to 1 in to a share of common

Dividends. Although eligilble for dividends, there are currently no dividends declared.

Participation Rights.In the case of a liquidity event, once the preference has been paid, the Series A-1 can participate in the amount to be distributed to the common as if the shares were converted into 1 share of common for every 2 shares of preferred owned. The holders do not have to convert to receive the participation portion.

Convertible Note

The security will convert into Series a-2 preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $250,000.00
Maturity Date: June 30, 2025
Interest Rate: 14.75%
Discount Rate: 0.0%
Valuation Cap: None
Conversion Trigger: Successful Reg CF Raise and/or maturity - see Other Material Rights below

Material Rights

No interest if converted by September 30, 2023

Notes will convert into the next successful equity raise at the ratio of the most favorable stock issued (i.e., for the Reg CF, including all perks and bonus shares).

Notes will not convert into an offering if less than $100,000 is raised.

Notes will not represent more than 50% of the offering (i.e., the raise needs to be greater than $250,000 for the entire amount to be converted).

A warrant to buy 200 shares of Common Stock at $0.01 for every $1,000 invested will be issued (i.e., 50,000 were issued for the $250,000 value of notes).

### What it means to be a minority holder

As a minority holder of Series A-2 Preferred of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

### Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). Given the timeline for the Company's Loan Facility, the Company will be actively seeking to raise additional capital, which may dilute the investor's stake in the Company.

### Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: General Corporate Purposes
  Date: March 30, 2023
  Offering exemption relied upon: 506(b)

## Financial Condition and Results of Operations

### Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with

our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

## Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue for fiscal year 2022 was $10.99 million, an increase of almost 18% versus fiscal year 2021 revenue of $9.35 million. The company has posted 20 quarters of sequential revenue growth, with the growth from 2018 to 2021 just under 40% a year.

In 2022, WorthPoint successfully increased its prices, resulting in an increase of the average revenue per user (ARPU) of its core billing platform customers of almost 12%. The Gross Billings of this group increased by almost 5% as the intentional focus on providing longer-term, business subscribers resulted in a 6% decline in subscribers. This focus also saw the number of annual subscribers grow slightly, with annual subscribers now 20% of overall subscribers. The Company is in the early stages of this shift to longer-termed subscribers with higher renewal rates. Furthermore, we are focused on the homeowner interested in the preservation of the history and financial value of their assets. This subscriber is also a longer-term and more lifetime value subscriber.

Cost of sales

The cost of goods sold in 2022 was $2.04 million, an increase of approximately $ 376,000 from the cost of sales in the fiscal year 2021. The increase was largely due to greater processing and credit card fees as revenue increased, as well as higher hosting costs due to the amount of auction data added to the site in 2022.

Gross margins

2022 gross profit increased by $1.19 million over 2021 gross profit and gross margins as a percentage of revenues stayed flat from 82% in 2021 to 81% in 2022.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, content, app development, and miscellaneous operating expenses. Expenses in 2022 increased by $4.05 million from 2021. Approximately $2.73 million of this increase was due to increased research and development costs, as well as total marketing expenses. In addition, interest expenses increased due to the loan facility that was obtained in June 2021.

Historical results and cash flows:

The Company is currently in a growth stage and plans to return to break even during 2H:2023. Management is of the opinion the historical cash flows over the past two years will not be indicative of the revenue and cash flows expected for the future. The Company has been cash flow positive in the past and made the conscious decision to move into a negative cash flow burn over the past two years in order to develop the next generation of its products and expand its marking efforts past being dependent on SEO and pay per click (PPC) advertising.

The Company has already reduced monthly cash burn from over $500k per month in early 2022 and anticipates cash flow covering all expenses except interest (cash interest is around $90,000 per month) in Q3. With the Company poised to see a return on its investments by launching new products and a management team committed to stringent cost control, the goal of breakeven at some point in the second half of 2023 is obtainable. At this point, the Company should generate cash on a monthly basis as it exits 2023.

The Company's primary source of revenue is nearly 35,000 subscribers who we automatically bill monthly or annually, with a small number billed quarterly.

## Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 2023, the Company had capital resources available in the form of over $150,000 cash on hand, which is consistent with the plan it laid out earlier in 2023. During August 2023, the Company secured a line of credit (LOC) of $200,000 with the founder (a shareholder) to help manage the day-to-day cash flows of the business. The Company believes that the cash on hand and LOC are sufficient to fund its operational needs and cash interest payments in 2023 going forward.

During August 2023, the Company finalized a forbearance agreement with its lender (Espresso Capital) to amend the loan

terms under the loan agreement. The amended agreement calls for the Company to maintain the regular monthly cash interest payments, repay amounts over our lending base (first payment of $183k is due October 6th), accrue the default rate of interest versus paying it in cash, and raise $3 million of additional capital by the end of September (includes the Reg CF offering).

The Company has made additional cuts in operational expenses and, in conjunction with the LOC, will make the cash interest expenses and pay all operational expenses from cash flow. We are pursuing multiple avenues to address the bank's additional payment requests – working with the lender to obtain a payment schedule that is achievable, additional shareholder loans, the Reg CF offering, and have engaged an investment banker to assist in the Company's capital raising efforts.

Due to the steps management has taken to return the Company's operations to cash flow positive, the Reg CF is not necessary for ongoing operations. A raise of $3 million via the Reg CF would allow the Company to address the requirement of the lender for an additional raise by the end of September and repay the amounts over our lending base. With the cost cuts and successfully addressing the bank's needs through one or more of the financing alternatives, the Company will be operational for the foreseeable future.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Although we believe the funds of this campaign are not critical to our company's ongoing operations, a successful Reg CF raise is part of the solution to meeting our amended agreement with our lender.

In addition, the success of this funding would allow the Company to accelerate the rollout and marketing of its new products. Among the new features and products are:

The WorthPoint Vault: A catered product for the homeowner that will focus on preserving memories as well as the financial aspect of assets in the home.

WorthPoint Indices: A market index that will track pricing trends and fluctuations of particular categories of fine art, antiques, and collectibles, used to help resellers, buyers, and consumer industries make more vital business decisions.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary for the viability of the operations of the Company, but will be part of the repayments of principal and the minimum equity capital raise required by the amended terms of the loan agreement. Due to the recently amended agreement with the lender, the Company will pursue multiple avenues to raise additional funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Given the Company's continued operation is NOT dependent on this raise, should we raise the maximum amount, we would continue to operate for the foreseeable future.

How long will you be able to operate the company if you raise your maximum funding goal?

Given the Company's continued operation is NOT dependent on this raise, should we raise the maximum amount, we would continue to operate for the foreseeable future.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We believe cash on hand and the available LOC are sufficient to sustain current operations. Any future sources of capital, including the Reg CF, would go to meeting the lender's demands under the amended agreement, strengthening the balance sheet and investing in future growth opportunities.

Under the terms of our amended Loan Facility, we have a minimum equity raise requirement of $3 million by October 6, 2023. To meet this requirement, we currently are seeking additional funding through institutional PE firms and banks.

## Indebtedness

- Creditor: Espresso Captial
  Amount Owed: $7,778,547.00
  Interest Rate: 18.75%
  Maturity Date: September 30, 2024
  On August 18, 2023, the Company and Espresso signed an amendment to the original Loan Facility so that the Company could have time to cure the net working capital (NWC) default (The NWC loan agreement has two components. One component is to have $750,000 of NWC as defined by the Loan Facility. The other is to have a ratio of 1 for NWC to the absolute value of cash flow as defined by the terms of the Loan Facility). Under the terms of the amendment, the principal balance of the loan will be reduced to $7,145,000 - which will require a principal payment of approximately $182,000 by October 6, 2023 – and the company will no longer be able to reborrow under the Loan Facility. The amendment also requires a minimum equity raise of $3 million to be completed by October 6, 2023. In addition, the amendment includes a Recurring Revenue Growth (RRG) requirement. The requirements are to have year-over-year RRG of 0% in October, 7.5% in December and 15% in February 2024. Please see the risk factor discussing this Loan Facility.

- Creditor: William H Seippel
  Amount Owed: $250,000.00
  Interest Rate: 19.75%
  Maturity Date: June 30, 2025
  The debt is convertible into stock of the next raise for the Company. The debt will not convert until at least $100,000 is raised and will not represent more than 50% of the offering, once converted. The Debt will be interest free until September 30, 2023.

- Creditor: William H Seippel
  Amount Owed: $200,000.00
  Interest Rate: 28.75%
  Maturity Date: December 31, 2023
  This loan is a Line of Credit and will only be used to cover timing differences between cash receipts and cash payments. It is not permanent capital so it is anticipated that the balance will be zero during portions of the month. The interest will accrue and be converted, under certain conditions, into equity at the same price as this Reg CF offering. The lender will receive a warrant to purchase up to 26,667 shares of common stock at a price of $0.01.

## Related Party Transactions

- Name of Entity: William H. Seippel
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: In March 2023, the Company entered into a convertible loan for $250,000. In addition, William was granted warrants to purchase 50,000 shares of common stock at $0.01.
  Material Terms: The loan is convertible, under certain circumstances, to the next equity offering of the Company.

- Name of Entity: William H Seippel
  Relationship to Company: Founder, CEO, Chairman of the Board
  Nature / amount of interest in the transaction: $200,000 Line of Credit at 28.75%
  Material Terms: Mr. Seippel has agreed to extend the Company a Line of Credit (LOC) for up to $200,000. The LOC will only be used to bridge the gap between cash receipts and cash payments and is not permanent capital. The interest will accrue at 28.75% and be payable, in certain circumstances, in equity at the same price as this Reg CF offering. The Holder will get a warrant to purchase up to 26,667 warrants of common stock. The LOC will mature on December 31, 2023.

## Valuation

Pre-Money Valuation: $45,306,396.00

Valuation Details:

WorthPoint reviewed several factors in determining its pre-money valuation, including but not limited to:

EBITDA Revenue Multiple

WorthPoint has a history of strong revenue generation with growth over the past several years. In 2020, gross revenues totalled $6,476,921; in 2021, they totaled $9,354,303; and in 2022, revenue was $11,112,000.

We looked at a group of publicly traded and private companies to determine the overall valuation of WorthPoint. The companies we used each had some or all the following characteristics:

- Growing revenue
- Recurring Revenue via subscription
- Provided data or media via the internet
- Debt in their capital structure
- Reinvesting cash back into the business rather than recognizing as profit

Upon looking at the group of comparable, public companies, it was determined that using a multiple of revenue was the best method of valuing the Company. One method considered was using a multiple of earnings before interest, taxes, depreciation, and amortization (EBITDA). However, due to the list of comparable companies having a general focus on growth and reinvestment of cash into growth, EBITDA multiples were not meaningful or overly inflated due to lower EBITDA values. The same can be said for multiples of profit, if the companies were profitable. As a result, the focus on growth over other financial measurements resulted in a valuation based on revenue.

The current multiple of 4.1 was used and resulted in a total enterprise value of $45.306 million.

The Company identified a number of private market transactions of similar businesses over the past 2 years that reflected an average multiple of 7.5 times revenue. Because this group of transactions dates back to 2021 when the capital markets were much stronger, the Company did not believe they represented an appropriate valuation measure. One transaction during 2023, was the acquisition of estatesales.net by Auction.

Additionally, third-party sources for 2022 revenue multiples for the Company's industry reflect a higher multiple than 4.1.

(https://www.estatesales.net/) (https://aimgroup.com/2023/02/08/auction-technology-group-acquires-u-s-estate-sales-site/#:~:text=Auction%20Technology%20Group%20(ATG)%2C,net%20for%20%2440%20million%20U.S.) (https://www.equidam.com/ebitda-multiples-trbc-industries/)

Conclusion

Based on the above, we believe the Company's valuation of $45,306,396 is accurate.

Disclosures

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated based on all shares issued and outstanding. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are excluded from consideration; and (iii) any shares reserved for issuance under a stock plan are excluded from consideration.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $250,000 in convertible notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

## Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Premium Deferred Fee
  94.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $4,999,992.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  50.0%
  We will use 50% of the funds raised for market and customer research, new product development, and market testing.

- Company Employment
  25.0%
  We will use 25% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer service, IT. Wages to be commensurate with training, experience and position.

- Working Capital
  19.5%
  We will use 19.5% of the funds for working capital to cover expenses for the ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.worthpoint.com/ (http://www.worthpoint.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/worthpoint

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR WorthPoint Corporation

[See attached]

# WORTHPOINT CORPORATION

# CONSOLIDATED FINANCIAL STATEMENTS

# DECEMBER 31, 2022 and 2021

***Together with***
***Independent Auditors' Report***

WorthPoint Corporation
Index to Consolidated Financial Statements

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Worthpoint Corporation

## Opinion

We have audited the accompanying consolidated financial statements of Worthpoint Corporation and subsidiaries (collectively the "Company"), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

## Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred net losses and used cash in operations during the prior two years and was in default of a loan covenant subsequent to December 31, 2022, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

## Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

## Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material

misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

dbbmckennon

Newport Beach, California
May 1, 2023

**WORTHPOINT CORPORATION**
**CONSOLIDATED BALANCE SHEETS**
**AS OF DECEMBER 31, 2022 AND 2021**

| | 2022 | 2021 |
|---|---|---|
| Assets | | |
| Current assets: | | |
| Cash and cash equivalents | $ 1,183,681 | $ 3,051,032 |
| Accounts receivable, net | 151,202 | 81,128 |
| Other current assets | 162,769 | 179,085 |
| Total current assets | 1,497,652 | 3,311,245 |
| | | |
| Property and equipment, net | 150,021 | 65,041 |
| Intangible assets, net | 4,277,002 | 4,012,622 |
| Right of use asset | 2,226,531 | - |
| Other assets | 5,749 | 3,620 |
| Total assets | $ 8,156,955 | $ 7,392,528 |
| | | |
| Liabilities and Stockholders' Equity (Deficit) | | |
| Current liabilities: | | |
| Accounts payable | $ 653,896 | $ 705,874 |
| Accrued liabilities | 101,298 | 266,856 |
| Deferred revenue | 1,235,437 | 1,091,441 |
| Right of use liability, current | 355,495 | - |
| Related party advances | 75,630 | 22,162 |
| Note payable - current | - | 4,736 |
| Total current liabilities | 2,421,756 | 2,091,069 |
| | | |
| Right of use liability | 1,900,467 | - |
| Note payable - long term, net of discount | 6,782,793 | 4,134,351 |
| Accrued interest | 282,236 | 57,233 |
| Total liabilities | 11,387,252 | 6,282,653 |
| | | |
| Commitments and contingencies (Note 6) | - | - |
| | | |
| Stockholders' Equity (deficit): | | |
| Preferred Series A, $0.001 par value 884,550 shares authorized, 884,550 issued and outstanding at December 31, 2022 and 2021, respectively | 808,399 | 808,399 |
| Preferred Series A-1, $0.001 par value 6,056,142 shares authorized, 5,477,392 issued and outstanding at December 31, 2022 and 2021, respectively | 16,345,923 | 16,345,923 |
| Common stock, $0.001 par value, 13,100,000 shares authorized; 4,964,450 and 4,858,466 issued and outstanding at December 31, 2022 and 2021, respectively | 4,964 | 4,858 |
| Additional paid-in capital | 1,840,070 | 1,514,277 |
| Accumulated deficit | (22,229,653) | (17,563,582) |
| Total stockholders' equity (deficit) | (3,230,297) | 1,109,875 |
| Total liabilities and stockholders' equity (deficit) | $ 8,156,955 | $ 7,392,528 |

The accompanying notes are an integral part of these consolidated financial statements.

**WORTHPOINT CORPORATION**
**CONSOLIDATED STATEMENTS OF OPERATIONS**
**FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021**

| | 2022 | 2021 |
|---|---|---|
| Revenues | $ 10,997,873 | $ 9,354,303 |
| Cost of revenues | 2,044,450 | 1,668,008 |
| Gross profit | 8,953,423 | 7,686,295 |
| Operating Expenses: | | |
| General and administrative | 6,139,296 | 5,497,985 |
| Sales and marketing | 4,313,962 | 2,663,261 |
| Research and development | 1,984,613 | 902,649 |
| Total operating expenses | 12,437,871 | 9,063,895 |
| Operating loss | (3,484,448) | (1,377,600) |
| Other expense (income): | | |
| Interest expense | 1,194,123 | 503,509 |
| Gain on sale of property and equipment | (12,500) | - |
| Total other expense | 1,181,623 | 503,509 |
| Loss before provision for income taxes | (4,666,071) | (1,881,109) |
| Provision for income taxes | - | - |
| Net loss | $ (4,666,071) | $ (1,881,109) |
| Basic and diluted loss per common share | $ (0.95) | $ (0.40) |
| Weighted average common shares outstanding, basic and diluted | 4,909,323 | 4,662,489 |

The accompanying notes are an integral part of these consolidated financial statements.

# WORTHPOINT CORPORATION
# CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
# FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

| | Preferred Series A | | Preferred Series A-1 | | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount | | | |
| December 31, 2020 | 884,550 | $ 808,399 | 5,504,309 | $ 16,345,923 | 4,597,733 | $ 4,597 | $ 1,203,662 | $ (15,682,473) | $ 2,680,108 |
| Stock-based compensation | - | - | - | - | - | - | 118,800 | - | 118,800 |
| Common stock issued for warrants exercised | | | | | 196,500 | 197 | 1,768 | - | 1,965 |
| Common stock issued for asset purchase | - | - | - | - | 67,874 | 68 | 149,934 | - | 150,002 |
| Common stock issued for settlement of accounts payable | - | - | - | - | 5,109 | 5 | 40,104 | - | 40,109 |
| Corrective adjustment to shares | - | - | (26,917) | | (8,750) | (9) | 9 | - | - |
| Net loss | - | - | - | - | - | - | - | (1,881,109) | (1,881,109) |
| December 31, 2021 | 884,550 | $ 808,399 | 5,477,392 | $ 16,345,923 | 4,858,466 | $ 4,858 | $ 1,514,277 | $ (17,563,582) | $ 1,109,875 |
| Stock-based compensation | - | - | - | - | - | - | 245,399 | - | 245,399 |
| Common stock issued for compensation | - | - | - | - | 62,234 | 62 | 40,188 | - | 40,250 |
| Common stock issued for stock options exercise | - | - | - | - | 43,750 | 44 | 40,206 | - | 40,250 |
| Net loss | - | - | - | - | - | - | - | (4,666,071) | (4,666,071) |
| December 31, 2022 | 884,550 | $ 808,399 | 5,477,392 | $ 16,345,923 | 4,964,450 | $ 4,964 | $ 1,840,070 | $ (22,229,653) | $ (3,230,297) |

The accompanying notes are an integral part of these consolidated financial statements.

**WORTHPOINT CORPORATION**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021**

| | 2022 | 2021 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net loss | $ (4,666,071) | $ (1,881,109) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation | 51,598 | 2,570 |
| Amortization | 753,122 | 635,611 |
| Gain on sale of property, plant & equipment | (12,500) | - |
| Amortization of debt discount | 248,442 | 128,119 |
| Provision for bad debt | 1,665 | 11,765 |
| Stock-based compensation | 285,649 | 118,800 |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | (71,739) | 14,479 |
| Other current assets | 16,316 | (78,695) |
| Accounts payable | (51,978) | 347,033 |
| Accrued liabilities | (165,558) | 298,261 |
| Deferred revenue | 143,996 | 308,553 |
| Accrued interest | 225,003 | - |
| Right of use liabilities, net | 29,431 | - |
| Net cash used in operating activities | (3,212,624) | (94,613) |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| Purchase of property and equipment | (124,078) | (40,675) |
| Deposits and other | (2,129) | 8,912 |
| Purchase of intangible assets | (1,017,502) | (890,168) |
| Net cash used in investing activities | (1,143,709) | (921,931) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Proceeds from related party advances | 53,468 | 1,050 |
| Proceeds from note payable under credit facility | 2,400,000 | 5,000,000 |
| Offering costs | - | (993,768) |
| Repayments on related party note payable | - | (563,238) |
| Repayment of note payable | (4,736) | - |
| Proceeds from warrants exercised | - | 1,965 |
| Proceeds from stock options exercised | 40,250 | - |
| Net cash provided by financing activities | 2,488,982 | 3,446,009 |
| Increase (decrease) in cash and cash equivalents | (1,867,351) | 2,429,465 |
| Cash and cash equivalents, beginning of year | 3,051,032 | 621,567 |
| Cash and cash equivalents, end of year | $ 1,183,681 | $ 3,051,032 |
| Supplemental disclosures of cash flow information: | | |
| Cash paid for interest | $ 785,193 | $ 318,157 |
| Cash paid for income taxes | $ - | $ - |
| Non cash investing and financing activities: | | |
| Common stock issued for settlment of accounts payable | $ - | $ 40,109 |
| Intangible asset purchased with common stock | $ - | $ 150,002 |

The accompanying notes are an integral part of these consolidated financial statements.

**WORTHPOINT CORPORATION**
**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**

## NOTE 1 – NATURE OF OPERATIONS

WorthPoint Corporation was incorporated on January 16, 2007 ("Inception") in the State of Delaware. The Company's headquarters are located in Atlanta, Georgia. The Company has developed a suite of online and mobile offerings consisting of a database for researching and valuing antiques, art and collectibles, a detailed catalog of Maker's Marks and other identifying indicators, as well as access to a library of reference books and price guides from leading publishers in a wide range of antiques and collecting categories. The consolidated financial statements of WorthPoint Corporation and subsidiaries (which may be referred to as "WP", "WorthPoint," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

*Management Plans*
The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the past two years, the Company has suffered net losses and used cash in operating activities. These losses were part of a plan that involved using financial leverage to accelerate growth, which was being realized until the change of economy late in Q1 2022. In 2023, the Company was in default of a loan covenant (2021 Loan Facility – Note 10) which would allow our lender to call their debt; however, Management does not expect the lender to take such action nor has the lender exercised this demand as of the date of these financial statements were available to be issued. In aggregate, these matters raise substantial doubt about the Company's ability to continue as a going concern. In response, Management has quickly reduced certain costs and contributed more capital to continue the optimization of the Company's products and services to support growth. Management believes that a substantial amount of additional costs associated with growth activities could be immediately curtailed if it does not see the growth expected over the next several months, restoring the company to profitability as a tradeoff, due to the Company's strong recurring revenue subscription model.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Principles of Consolidation*
The accompanying consolidated financial statements include the accounts of WorthPoint Corporation and its wholly-owned subsidiaries, WorthPoint (Ireland) Limited WPGA Holding Corp, and GoAntiques, Inc. Significant intercompany balances and transactions have been eliminated in consolidation.

*Use of Estimates*
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, recoverability of property and equipment and long-lived assets, valuation of stock options and warrants, and the valuation allowance related to deferred tax assets. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts receivable, accounts payable, accrued liabilities, and related party advances. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

*Cash and Cash Equivalents*
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Accounts Receivable*
Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. Accounts receivable primarily consists of subscription receivables and receivables related to display advertising services for which payment terms are provided. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The allowance for doubtful accounts was $1,665 and $560 as of December 31, 2022 and 2021, respectively.

*Property and Equipment*
Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of three (3) to seven (7) years. Leasehold improvements are depreciated over the shorter of the useful life or term of the lease. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

*Content Databases*
Content databases consists of a database of historical records accessible to our paying customers for researching valuing antiques, art and collectibles, a detailed catalog of Maker's Marks and other identifying indicators, as well as access to a library of reference books and price guides from leading publishers that the Company has accumulated in its databases. These records have been digitized to the extent they were not originated in a digital format and indexed to allow subscribers to search and view the content online.

We capitalize payments made to third parties for data to be included in the content database that we expect to recover through generation of revenue. For data license contracts, we capitalize costs to the extent we believe that content purchased can be used, as modified, in perpetuity. We also include the costs to acquire historical records and Company employees or by third parties to scan, key and index the content, or create contextual information for such data. Capitalized costs are included in intangible assets in the accompanying financial statements. Costs to create content for our website, unrelated to the searchable database that is accessible without a subscription, are expensed as incurred. Costs to renew or extend the term of licensed content databases are expensed as incurred.

The amortization period for the capitalized content is based on our best estimate of the useful life of the asset, which is approximately ten years after the content is acquired or costs is incurred. The determination of the useful life includes consideration of a variety of factors including, but not limited to, our assessment of the expected use of the asset, contractual provisions that may limit the useful life, as well as an assessment of when the data is expected to become obsolete based on our estimates of the diminishing value of the data over time. We evaluate the useful life of the capitalized purchased data content each reporting period to determine whether events and circumstances warrant a revision to the remaining useful life. If we determine the estimate of the asset's useful life requires modification, the carrying amount of the asset is amortized prospectively over the revised useful life. The capitalized data content is amortized on a straight-line basis as the pattern of delivery of the economic benefits of the data cannot reliably be determined because we do not have the ability to reliably predict future traffic to our mobile applications and websites.

*Impairment of Long-Lived Assets*
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2022 and 2021. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

*Intangible Assets*
Intangible assets with finite lives are amortized over their respective estimated lives and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. The impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined. To date, there have been no impairment charges recognized.

*Preferred Stock*
ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is amortized to the accumulated deficit, due to the absence of additional paid-in capital, over the period to redemption using the effective interest method of accounting.

Dividends which are required to be paid upon redemption are accrued and recorded within preferred stock and accumulated deficit.

*Net Loss per Share*
The Company's computation of earnings (loss) per share ("EPS") includes basic and diluted EPS. Basic EPS is measured as the income (loss) available to common shareholders divided by the weighted average number of common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., common stock warrants and common stock options) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the respective periods. Basic and diluted loss per common share is the same for all periods presented because all common stock warrants and common stock options outstanding were anti-dilutive.

*Offering Costs*
The Company accounts for offering costs in accordance with ASC 340, "Other Assets and Deferred Costs". Prior to the completion of an offering, offering costs were capitalized as deferred offering costs on the balance sheet. The deferred offering costs are netted against the proceeds of the offering in stockholders' equity (deficit) or the related debt, as applicable. Costs related to unsuccessful offerings are expensed.

*Revenue Recognition*
The Company recognizes revenue related to sales of subscriptions and display advertising in accordance with Accounting Standards Codification Topic 606 ("ASC 606") – Revenue from Contracts with Customers.

In applying the guidance of ASC 606, the Company 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the companies satisfies a performance obligation.

Subscription revenues are derived by providing access to the Company's technologies and content on its websites. Subscription fees are collected primarily from credit cards at the beginning of the subscription period. Subscription revenues are recognized ratably over the subscription period, ranging from one month to one year, net of estimated cancellations. Subscription revenues are not allocated to any free-trial periods the Company may offer. Amounts received from subscribers for which the performance obligations have not been fulfilled are recorded in deferred revenue. As of December 31, 2022, and 2021, deferred revenue recorded on the accompanying consolidated balance sheets related 100% to subscriptions. The following is a rollfowards of deferred revenue. All deferred revenue as of a year end, are recognized in the following year.

| | 2022 | 2021 |
|---|---|---|
| Deferred revenue - beginning | $ 1,091,441 | $ 782,888 |
| Additions | 10,924,072 | 9,486,694 |
| Revenue recognized | (10,780,076) | (9,178,141) |
| Deferred revenue - ending | $ 1,235,437 | $ 1,091,441 |

The Company's display revenue is generated from the display of graphical, non-graphical, and video advertisements on the Company's websites. The revenue is recorded when the impression is delivered. Arrangements for these services generally have terms ranging from 30 to 60 days. Display revenue represents less than 3% of the Company's total revenues.

The Company maintains an allowance for cancelations, which is primarily for customers who have failed payment methods that go unresolved for approximately one month, based on historical trends and data specific to each reporting period. The historical cancellation rates are applied to the current period's revenues as a basis for estimating future cancellations. Actual customer subscription cancellations are charged against this allowance or against deferred revenue to the extent that revenue has not yet been recognized.

*Cost of Revenues*
Cost of subscription revenues consists of amortization of content databases, web server operating costs, credit card processing fees, outside service costs for website content not capitalized, and other ancillary costs related to the content database.

*Research and Development*
The Company incurs research and development costs during the process of researching and developing technologies and future offerings. Research and development costs consist primarily of internal salaries. We expense these costs as incurred unless such costs qualify for capitalization under applicable guidance.

*Software Capitalization*
The Company generally expenses all development costs as incurred. When the resultant project is determined to be a significant upgrade, the Company will capitalize the costs associated with that specific project and amortize over three (3) years. The Company currently has no capitalized software costs.

*Advertising*
The Company expenses advertising costs as incurred. Advertising expenses were approximately $775,020 and $521,613 for the years ended December 31, 2022 and 2021, respectively.

*Stock Based Compensation*
The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee's requisite vesting period and over the nonemployee's period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model. Restricted shares are measured based on the fair market value of the underlying stock on the grant date. Forfeitures are recognized as they occur.

Stock based compensation is included in the statements of operations as follows.

| | 2022 | 2021 |
|---|---|---|
| General and adminstrative | $ 187,611 | $ 80,381 |
| Sales and marketing | 77,405 | 36,888 |
| Research and development | 14,586 | 1,531 |
| Costs of revenues | 6,065 | - |
| Total | $ 285,667 | $ 118,800 |

*Income Taxes*
The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their consolidated financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2022 and 2021, the Company has established a full allowance against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.
*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

The Company had one vendor that made up approximately 43% and 41% of accounts payable as of December 31, 2022 and 2021. The loss of this vendor would not have a material impact on the Company's operations.

The Company purchases a majority of its content and data from one vendor. The Company is currently implementing a strategy to minimize the reliance on this vendor but, during the transition, the loss of the vendor could have a material impact on the Company's operations.

*Recent Accounting Pronouncements*
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of consolidated financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors' accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors may use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021, with early adoption permitted. As a result, the Company was required to recognize its leases for office and storage spaces on the balance sheet. Under ASC 842, the Company created a Right of Use Asset and a corresponding Lease Liability in the amount of $2,565,159.

In December 2019, the FASB issued guidance that simplifies the accounting for income taxes by removing certain exceptions in existing guidance and improves consistency in application by clarifying and amending existing guidance. This guidance is effective for annual periods beginning after December 15, 2022, and interim periods within those annual periods, where the transition method varies depending upon the specific amendment. Early adoption is permitted, including adoption in any interim period. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period, and all amendments must be adopted in the same period. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

**NOTE 3 – PROPERTY AND EQUIPMENT**

Property and equipment consisted of the following at December 31, 2022 and 2021:

| | 2022 | 2021 |
|---|---|---|
| Furniture and fixtures | $ 97,939 | $ 1,805 |
| Computer equipment | 42,351 | 38,042 |
| Office furniture | 70,092 | 37,109 |
| Software | 27,500 | 24,646 |
| Total property and equipment | 237,882 | 101,602 |
| Accumulated Depreciation | (87,861) | (36,561) |
| | $ 150,021 | $ 65,041 |

Depreciation expense for the years ended December 31, 2022 and 2021 was $51,598 and $2,570, respectively.

**NOTE 4 – INTANGIBLE ASSETS**

Intangible assets subject to amortization consisted of the following at December 31, 2022 and 2021:

| | 2022 | 2021 |
|---|---|---|
| Content databases | $ 8,079,467 | $ 7,080,534 |
| Accumulated amortization | (4,037,983) | (3,301,581) |
| | $ 4,041,484 | $ 3,778,953 |

Amortization expense for the years ended December 31, 2022, and 2021 was $734,789 and $635,611, respectively. Amortization will be approximately $734,000 each year for the following five years with the remaining amortized portion being amortized thereafter.

Intangible assets not subject to amortization consisted of antique libraries valued at $235,518 as of December 31, 2022, and 2021.

**NOTE 5 – DEBTS**

*2021 Loan Facility*

In June 2021, the Company entered into an agreement ("2021 Loan Facility") under which the Company would be able to borrow up to $12.0 million. The amount available is based on a multiple of trailing revenue. The 2021 Loan Facility required a minimum of $5.0 million to be outstanding, which was the amount of the initial draw. Each draw is represented by a separate note payable. The 2021 Loan Facility includes a monthly cash interest rate and a deferred interest rate. Through December 31, 2022, the cash rate is equal to the three-month LIBOR, or the Secured Overnight Financing Rate ("SOFR"), the alternative to LIBOR, plus 10.56% per annum (see following paragraph). The minimum cash rate is 12.95% and the maximum rate is 13.75% for the first three years and 14.74% for the fourth year. The deferred rate is the per annum rate of 2.2%, calculated daily and compounded monthly. The 2021 Loan Facility matures on June 30, 2025 at which time all principal and deferred interest is due. As of December 31, 2022 of these

financial statements, the Company believes it is in compliance with the net working capital covenant defined by the loan facility. Funds from the 2021 Loan facility were used to repay 2020 Term Loan and will be used for operating growth capital. As of December 31, 2022, the cash rate was 13.75% and the total available under the facility was approximately $4.3 million. With the addition of the deferred rate to the principal, the outstanding balance was approximately $7.68 million as of December 31, 2022, which includes approximately $282,000 of accrued interest.

In connection with the initial $5.0 million draw, the Company incurred offering costs of $993,768 which were applied as a discount to the note payable. As of December 31, 2022, the Company amortized $376,561. The remaining discount of $617,207 will be amortized through the maturity date of the 2021 Loan facility on a straight-line basis. In 2022, the Company borrowed an additional $2.4 million bringing the total principal under the note payable to $7.4 million.

During the year ended December 31, 2022, the Company recognized stated interest expense of $1,193,486 of which all amount was paid other than approximately $282,000 in deferred accrued interest and $248,442 related to the amortization of debt discount.

Effective January 1, 2023, the base rate will transition from three-month LIBOR to the 30-day average SOFR, published daily by the Federal Reserve. As a result, the margin spread has been adjusted in accordance with the 2021 Loan Facility agreement. As a result, the margin spread has been adjusted such that the total interest rate on January 1, 2023, calculated using the 30-day average SOFR rate is substantially the same as if it were calculated on such date using the three-month LIBOR.

Aggregate future annual minimum principal payments for the remaining notes payable is as follows as of December 31, 2022:

| | | |
|---|---|---|
| 2023 | | - |
| 2024 | | - |
| 2025 | | 7,400,000 |
| | | 7,400,000 |
| Less: current portion | | - |
| | $ | 7,400,000 |

Interest expense recognized for the years ended December 31, 2022 and 2021 was $1,193,146 and $503,509, respectively.

## NOTE 6 – COMMITMENTS AND CONTINGENCIES

*Operating Leases*

The Company has active operating lease arrangements for the Company's office and storage space. The Company is typically required to make fixed minimum monthly rent payments relating to its right to use the underlying leased asset. In accordance with the adoption of ASC 842, the Company recorded right-of-use assets and related lease liabilities for these leases as of January 1, 2022.

The Company has lease agreements which contain both lease and non-lease components, which it has elected to account for as a single lease component when the payments are fixed. As such, variable lease payments not dependent on an index or rate, such as real estate taxes, common area maintenance, and other costs that are subject to fluctuation from period to period are not included in lease measurement. The Company includes extensions in the determination of the lease term when it is reasonably certain that such options will be exercised.

The Company's lease agreements do not provide an implicit borrowing rate. Therefore, the Company used the practical expedient available to private companies, which is the use of a risk-free rate with a term that is consistent with the term of the lease.

On December 2, 2015, the Company entered into a lease agreement for its corporate office in Atlanta, GA. The lease is for 63 months with lease payments ranging from $8,912 to $10,332. The lease commenced January 1, 2016 and the Company received three months of free rent for the first three months of occupancy. On December 2, 2019, the Company signed an amendment to the lease agreement, extending the lease for 65 months starting on April 1, 2021. The lease payments ranged from $10,305 to $11,800 and the Company received four months of free rent starting April, 1, 2021. On August 27, 2021, the Company signed a second amendment to the lease for 88 months to expand the office space available to the Company. The second amendment commenced on February 3, 2022, and succeeded those terms set during the first amendment. The lease payments range from $25,305 to $30,597. The lease contained allowances for certain tenant improvements which required the Company pay certain costs, which were reimbursed by the landlord.

The Company has also entered into a lease agreement in December 2015 for offsite storage in Atlanta, GA. The Company extended the lease for 36 months in March 2019, with lease payments from $1,770 to $1,879. The Company extended the lease again for 36 months in March 2022, with lease payments from $1,950 to $2,190.

The weighted-average remaining lease term for operating leases was 6.2 years and the weighted-average incremental borrowing rate was 1.7% as of December 31, 2022.

The following table summarizes the Company's future minimum commitment under lease agreements as of:

| | |
|---|---|
| Years Ending December 31: | |
| 2023 | 386,681 |
| 2024 | 388,723 |
| 2025 | 366,098 |
| 2026 | 349,367 |
| 2027 | 358,974 |
| Thereafter | 520,148 |
| Total minimum lease payments | 2,369,991 |
| Less: imputed interest | (114,029) |
| Total | 2,255,962 |

Rent expense for the years ended December 31, 2022 and 2021 was $392,925 and $166,577, respectively.

*License and Service Agreement*

The Company has entered into an agreement for the licensure of content with a third-party in 2018. Under the agreement, the Company was required to pay annual licensing fees of approximately $717,000 in both 2022 and 2021. Fees are invoiced monthly on a pro-rata basis. The term of the contract is for an initial four years with automatic extensions annually for six years, under the same terms, unless cancelled by either party.

*Legal*

From time-to-time, we may become involved in litigation relating to claims arising from our ordinary course of business, the resolution of which we do not anticipate would have a material adverse impact on our financial position, results of operations or cash flows.

## NOTE 7 – STOCKHOLDERS' EQUITY

*Preferred Stock*

The Company has authorized the issuance of 6,940,692 shares of preferred stock, each share having a par value of $0.001. Of these shares, 884,550 have been designated Series A Preferred "Series A" and 6,056,142 have been designated Series A-1 Preferred "Series A-1."

*Series A*

The Series A-1 have liquidation and redemption priority over the Series A. The Series A has liquidation priority over common stock. The liquidation value of Series A as of December 31, 2022 was $804,941. The Series A votes on an as converted basis. The Series A is convertible by the holder at any time after issuance on a one-to-one basis for common stock. The Series A is automatically converted into common stock upon an effective registration statement, listing upon the AIM market on the London Stock Exchange or the date to which the majority of the Series A holders vote to convert. In addition, the Series A has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

*Series A-1*

The Series A-1 have liquidation and redemption priority over the Series A and common stock. The Series A-1 votes on an as converted basis. The liquidation value of Series A-1 as of December 31, 2022 was $19,170,872 The Series A-1 is convertible by the holder at any time after issuance on a one-to-one basis for common stock. The Series A-1 is automatically converted into common stock upon an effective registration statement, listing upon the AIM market on the London Stock Exchange or the date to which the majority of the Series A-1 holders vote to convert. In addition, the Series A-1 has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

*Common Stock*

The Company has authorized the issuance of 13,100,000 shares of common stock, each share having a par value of $0.001.

See Note 8 for shares issued to a related party for intangible assets.

*Restricted Common Stock*

From time-to-time, the Company grants restricted common stock to various employees or contractors. Shares are issued but subject to vesting, typically at a rate of 25% per year for 4 years. The chart below reflects the restricted common stock that has been issued and is vested (or remains unvested) by year:

| | |
|---|---|
| Nonvested at December 31, 2020 | 782,521 |
| Granted | - |
| Vested | (273,427) |
| Forfeited | - |
| Nonvested at December 31, 2021 | 509,094 |
| Granted | - |
| Vested | (273,427) |
| Forfeited | - |
| Nonvested at December 31, 2022 | 235,667 |

Stock-based compensation related to restricted common stock issuances totaled $46,715 and $47,419 in 2022 and 2021, respectively, which was charged to general and administrative expenses. Restricted common stock issuances are valued based on the grant date fair value of common stock. Remaining stock-based compensation to be recognized on restricted shares is approximately $66,902 over approximately 1.5 years.

*Shares Issued from Prior Grants*
In a prior year, the Company granted the Company's Chief Executive officer restricted stock units for 62,234 shares; however, such were never issued after vesting was complete. It was determined that due to the number of years that had passed since the original grant, the issuance should be treated as a new stock grant for accounting purposes. Accordingly, the Company issued 62,234 shares of common stock and recognized $40,250 based on the estimated fair value of the underlying common stock.

*Stock Options*
During 2019, the Company adopted the WorthPoint Corporation 2019 Equity Incentive Plan (the "2019 Plan"). The 2019 Plan provides for the grant of equity awards to employees and consultants, including non-qualified stock options, restricted stock and restricted stock units. Up to 1,100,000 shares, plus such number of additional shares as may be necessary due to anti-dilution provisions the 2019 Plan, of the Company's common stock are set aside and reserved for issuance. In November 2021, the number of shares available under the plan was increased to 1,350,000 shares. In October 2022, the number of shares available under the plan was increased to 2,000,000. The Plan expires 10 years from adoption.

During 2022, the Company issued options to purchase up to 617,749 shares of Common Stock. The 2022 option grants vest over a four-year period, have a strike price ranging from $0.12 to $10.14, a weighted average grant date fair value of $1.91, and an aggregate grant date fair value totaling $168,020.

In 2021, the Company granted stock Options to purchase 102,250 shares of common stock to certain employees. The shares vest at the rate of 25% per year over 4 years, have a strike price ranging from $2.20 to 8.35, a weighted average grant date fair value of $3.73, and an aggregate grant date fair value totaling approximately 381,400.

On June 23, 2022, two options were exercised by a Board member to purchase a total of 43,750 shares with a strike price of $0.92 per share.

For 2022 and 2021, the fair value of each stock option granted was estimated using the Black-Scholes assumption ranges and or factors as follows:

| | 2022 | 2021 |
|---|---|---|
| Exercise price | $ 0.12 - 10.14 | $ 2.20 - 8.34 |
| Expected dividend yield | 0 % | 0 % |
| Risk free interest rate | 2.40 - 4.09 % | 0.65 - 0.90 % |
| Expected life in years | 6.25 | 6.25 |
| Expected volatility | 50 % | 50 % |

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of stock options.

The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public companies' common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock by looking at a market approach which takes into consideration past sales of stock to third parties and Company developments to date compared to market conditions, as well as an income approach which looks at future cash flows of the business.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

A summary of the Company's stock options activity and related information is as follows:

| | Number of Shares | Weighted Average Exercise Price | Weighted average Remaining Contractual Term |
|---|---|---|---|
| Outstanding at December 31, 2020 | 1,049,358 | $ 1.11 | 2.8 |
| Granted | 102,250 | 8.05 | 10.00 |
| Exercised | - | - | - |
| Expired/Cancelled | (10,000) | 4.53 | 4.0 |
| Outstanding at December 31, 2021 | 1,141,608 | $ 1.70 | 2.6 |
| Granted | 617,749 | 1.91 | 10.00 |
| Exercised | (43,750) | 0.92 | - |
| Expired/Cancelled | (691,763) | 1.24 | - |
| Outstanding at December 31, 2022 | 1,023,844 | $ 2.14 | 7.8 |
| Exercisable at December 31, 2021 | 933,983 | $ 1.04 | 1.5 |
| Exercisable at December 31, 2022 | 364,462 | $ 1.89 | 4.5 |

During the years ended December 31, 2022 and 2021, stock option compensation was $198,684, and $71,381, respectively. Remaining stock-based compensation to be recognized is approximately $325,025 which will be recognized over approximately 3.8 years.

*Warrants*

During 2022 and 2021, warrants to purchase 0 and 196,500 shares of common stock were exercised for total proceeds of $0 and $1,965, respectively. The following is a table of warrant activity during the years ended December 31, 2022 and 2021:

| | Number of Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term |
|---|---|---|---|
| Outstanding at December 31, 2020 | 601,660 | $ 0.01 | 5.9 |
| Granted | - | - | - |
| Exercised | (196,500) | - | - |
| Expired/Cancelled | - | - | - |
| Outstanding at December 31, 2021 | 405,160 | $ 0.01 | 5.9 |
| Granted | - | - | - |
| Exercised | - | - | - |
| Expired/Cancelled | - | - | - |
| Outstanding at December 31, 2022 | 405,160 | $ 0.01 | 4.9 |

## NOTE 8 – RELATED PARTY TRANSACTIONS

*Related Party Advances and Loan*
From time to time, the Company receives or repays advances from related parties for short-term working capital. At December 31, 2022 and 2021, amounts outstanding under related party advances totaled $75,630 and $22,162, respectively, and are included in the accompanying consolidated balance sheets. Such advances are considered short-term, non-interest bearing and are due on demand.

In June 2020, the Company entered into a loan with a related party, which was fully repaid in 2021, see Note 5.

*Related Party Asset Purchase*
In 2021, the Company issued 67,874 shares of common stock, valued at $150,002, for the purchase of certain intangible assets from a related party.

## NOTE 9 – INCOME TAXES

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). The Cares Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act also established a Paycheck Protection Program whereby certain small businesses are eligible for a loan to fund payroll expenses, rent, and related costs.

The Company considered the provisions under the CARES Act and elected not to take advantage of the provisions of CARES Act, except for the Paycheck Protection Program (Note 5).

A reconciliation of income tax expense (benefit) computed at the statutory federal income tax rate to income taxes as reflected in the financial statements is as follows:

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31, 2022 and 2021:

| Income taxes (benefit) consisted of the following: | 2022 | 2021 |
|---|---|---|
| Current | | |
| Federal | $ - | $ - |
| State | - | - |
| | - | |
| Deferred | | |
| Federal | (368,000) | 382,000 |
| State | 115,000 | 72,000 |
| Total | (253,000) | 454,000 |
| Valuation allowance | 253,000 | (454,000) |
| Total provision for income taxes | $ - | $ - |

The components of deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31:

| | 2022 | 2021 |
|---|---|---|
| Current: | | |
| Accrued liabilities | | |
| Accruals and other | 218,000 | 148,000 |
| Noncurrent: | | |
| Net Operating loss carryforwards | 5,005,000 | 5,845,000 |
| Intangible assets and startup costs | (239,000) | (239,000) |
| Other | 103,000 | 32,000 |
| R&D Capitalization | 446,000 | - |
| Valuation allowance | (5,533,000) | (5,786,000) |
| Net deferred tax asset | - | - |

The Company has evaluated the positive and negative evidence bearing upon its ability to realize its deferred tax assets, which are comprised primarily of net operating loss carryforwards. Management has considered the Company's history of net income and losses in the United States, estimated future taxable income and prudent and feasible tax planning strategies and has concluded that it is more likely than not that the Company will not realize the benefits of its U.S. federal and state deferred tax assets. Accordingly, a full valuation allowance has been established against these net deferred tax assets as of December 31, 2022 and 2021, respectively. The Company reevaluates the positive and negative evidence at each reporting period. The Company's valuation allowance increased during 2022 by approximately 253,000 primarily due to additions of net operating loss carryforwards and temporary differences for research and development, net of the expiration of historical net operating loss carryforwards.

As of December 31, 2022, the Company had U.S. federal net operating loss carryforwards of approximately $21.9 million, which may be available to offset future income tax liabilities. The 2017 Tax Cuts and Jobs Act (" TCJA") will generally allow losses incurred after 2017 to be carried over indefinitely, but will generally limit the net operating loss deduction to the lesser of the net operating loss carryover or 80% of a corporation's taxable income (subject to Section 382 of the Internal Revenue Code of 1986, as amended). Also, there will be no carryback for losses incurred after 2017. Losses incurred prior to 201 will generally be deductible to the extent of the lesser of a corporation's net operating loss carryover or 100% of a corporation's taxable income and be available for twenty years from the period the loss was generated. The federal net operating losses generated prior to 2018 will expire at various dates through 2037.

As of December 31, 2022, the Company also had U.S. state net operating loss carryforwards of approximately $10.3 million, which may be available to offset future income tax liabilities and expire at various dates through 2037 for losses prior to 2017.

Utilization of the U.S. federal and state net operating loss and research and development credit carryforwards may be subject to a substantial annual limitation under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of net operating loss and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax liabilities, respectively. The Company has not completed a study to assess whether a change of ownership has occurred, or whether there have been multiple ownership changes since its formation. Any limitation may result in expiration of a portion of the net operating loss carryforwards or research and development tax credit carryforwards before utilization.

The Company files tax returns in the United States and various states in which it has nexus. The Company is subject to U.S. federal and state tax examinations by tax authorities for years 2019 through present. As of December 31, 2022 and 2021, the Company has recorded no liability for unrecognized tax benefits, interest, or penalties related to federal and state income tax matters and there currently no pending tax examinations. The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. The Company currently is not under examination by any tax authority.

**NOTE 10 – SUBSEQUENT EVENTS**

In January 2023, the Company granted stock Options to purchase 219,500 shares of common stock to certain employees. The shares vest at the rate of 25% per year over 4 years. In addition, in January 2023, the Board extended an offer to all non-Board members and employees with options having a strike price over $8.00 the opportunity to forfeit their options in exchange for taking an option for half as many shares at a lower strike price of $0.12 per share. As a result of this offer, the number of shares issuable via options is 53,875 shares. The options that were forfeited had a weighted strike price of approximately $9.48 per share.

In March 2023, the Company entered into a convertible loan with a related party for $250,000. The loan is convertible, under certain circumstances, to the next equity offering of the Company. In addition, the party was granted warrants to purchase 50,000 shares of common stock at $0.01.

As of December 31, 2022, the Company was in compliance with all covenants of it Loan Facility. In 2023, the Company fell out of compliance with its working capital covenant, causing a default event. The Company has been in discussions with its lender and believes it is close to an agreement to amend the terms of the Facility to be in compliance with its covenants or will obtain a waiver; however, as of the date these financial statements were available to be issued, no such agreement or waiver has been formalized. See Note 1 related to managements plans, which include efforts to cure the covenant causing default.

The Company has evaluated subsequent events that occurred after December 31, 2022 through May 1, 2023, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF WORTHPOINT

# Discover. Value. Preserve.

WorthPoint is a go-to online resource for identifying and valuing fine art, antiques, and collectibles. The company's database contains 1.3 billion images and more than 715 ...

**Show more**

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


WorthPoint
BUY BETTER.
SELL SMARTER.
On WorthPoint's database, buyers and sellers can use the company's Price Guide to find accurate pricing trends from nearly two decades of historical pricing data.

$241,777.90 Raised



## REASONS TO INVEST

- WorthPoint's subscription provides fair market pricing data that its nearly 35k customers can use for researching, valuing, and preserving antiques, fine art, and collectibles.
- WorthPoint has tripled subscription revenue between 2018 and 2022, earning the company awards in finance and leadership as well as recognition in Inc. Magazine's regional and national lists of the fastest-growing companies in America. The collectibles market grew to $360 billion in 2020 and is expected to continue at a compound annual growth rate of 4% until 2028.*
- CEO and founder, Will Seippel, is a lifelong collector and a power seller on eBay. He has over 25 years of financial and operational experience and played a leading role in transactions that have raised $5 billion in capital.

*Market information provided by PRN Newswire (source)

Invest Now
$12.00 Per Share

| RAISED | INVESTORS |
| --- | --- |
| $241,777.90 | 150 |
| MIN INVEST | VALUATION |
| $492 | $45.31M |

## THE PITCH

## Buy Better, Sell Smarter


DISCOVER.
VALUE.
PRESERVE.
WorthPoint is believed to be one of the world's largest pricing databases that values fine art, antiques, and collectibles
REPUBLIQUE FRANCAISE
POSTE

WorthPoint is believed to be one of the world's largest sources of how to value fine art, antiques, and collectibles. This popular site, which brings 200,000 to 300,000 visitors to its platform daily, contains 1.3 billion images and more than 715 million values of vintage and antique items. The Price Guide is enhanced by the company's Dictionary of more than 8,000 articles and a visual database of more than 227,000 identifiable marks, autographs, patterns, and symbols. This industry-leading suite of services allows buyers and sellers to figure out what an item is, what it's worth, and what price is reasonable for sale. WorthPoint believes it is the only outside company to share a long-lasting, close working relationship with eBay, the world's largest e-commerce marketplace for secondhand goods. The company has had eBay as a partner since its founding in 2007.


WorthPoint
BUY BETTER &
SELL SMARTER
200K-300K
Daily Visitors
1.3 BILLION
Images
715 MILLION
Values of Vintage
and Antique Items

WorthPoint is backed by a strong leadership team that includes CEO and founder Will Seippel, who has over 25 years of financial and operational experience, a lifetime passion in antiques and collectibles, and a history of structuring complex transactions that have raised $5 billion in capital. Seippel is joined by CFO Neal McAtee, who has been recognized five times as an All-Star Analyst in *The Wall Street Journal* for his stock-picking ability, and VP of Editorial Content and Public Relations Eric Bradley, who has 25 years of experience in fine art, antiques, and collectibles, authored 12 reference books and buying guides, and has been quoted in *The Wall Street Journal* and *The New York Times*.

**THE PROBLEM & OUR SOLUTION**

## An Even Playing Field


BUYERS ARE OFTEN
KEPT IN THE DARK
Before WorthPoint, auction houses and
private dealers controlled auction pricing

For centuries, fair market values of fine art, antiques, and collectibles were controlled by auction houses and private dealers. This business model kept buyers in the dark about fair pricing. WorthPoint, however, believes that pricing transparency is good for buyers and sellers, as it evens the playing field between the two.


LEVEL THE PLAYING FIELD
WorthPoint believes that pricing transparency
is good for buyers and sellers

Today, WorthPoint is believed to offer more fair market pricing data than any other company. With more than 715 million prices and 1.3 billion images from both eBay and auction houses, WorthPoint has an extensive database for discovering, valuing, learning about, and preserving collectibles and valuables.


A digital library of
15,000
books, guides, and catalogs available
A visual database of
227,000
makers' marks, autographs, patterns, and symbols

Buyers and sellers can use WorthPoint's Price Guide to find accurate pricing trends from nearly two decades of historical pricing data. Site visitors can also access a digital Library of more than 15,000 books, guides, and catalogs covering topics from comic books to sterling silver and a database of 227,000 makers' marks, autographs, patterns, and symbols to identify items and uncover their history, value, and authenticity.

THE MARKET & OUR TRACTION

## A Growing Collection In A Growing Market


Wild West
12% 20%
Increase in annual subscriptions in the past few years

WorthPoint's number of annual subscriptions has experienced exponential growth during the past few years and now makes up 20% of the company's subscription revenue—an impressive improvement from 12% just a few years ago. The Online Auction Market value is set to grow by USD 1.90 billion, progressing at a CAGR of 9.7% between 2021 and 2026 (source). Additionally, the market and customer base continue to grow as approximately 10,000 Baby Boomers turn 65 each day and enter the age group most likely to have an estate sale (source). The National Estate Sales Association (NESA) estimates $100 million of revenue is generated nationally each month from estate sales (source). As CEO Will Seippel says, "Art and collectibles are fundamentally an economic asset."


" WORTHPOINT HAS GIVEN MY ESTATE LIQUIDATION BUSINESS MUCH NEEDED INFORMATION."
Brenda K.
" WORTHPOINT HAS ALWAYS BEEN SPOT ON HELPING ME FIND WHAT THINGS ARE WORTH."
Sheryl N.
" WE FIND THE DEPTH OF INFORMATION WORTHPOINT PROVIDES TO BE HIGHLY USEFUL IN RESEARCH AND ORGANIZATION."
Arthur Rios • Owner of Lion and Unicorn, Hollywood, FL

*These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

According to UnivDatos Markets Insights, the collectibles market grew to $360 billion in 2020 and is expected to continue at a compound annual growth rate of 4% until 2028 (source). In 2022, collectors paid record prices for collectibles, such as an original iPhone that sold for $63,000 and a 1952 Topps Mickey Mantle baseball card that sold for $12.6 million
(source, source).

WHY INVEST

## Grow With Us


JOIN US TODAY.
As the market continues to grow, and items from younger generations become classics, make the past your future!
Find something good?

As the market grows, and items from younger generations become classics, WorthPoint's database continues to expand. The company is currently working on building WorthPoint Indices, which will use its database of more than 700 million realized auction prices to create an index-linked investment product that statistically measures price trends. WorthPoint is also launching the WorthPoint Vault, a user-generated digital database that helps subscribers organize valuables, inventory, and collections and track their values over time. This service will help price, sell, and archive items of emotional and historical significance documented through photographs, family histories, and video. WorthPoint will also be enhancing its mobile app with the option to visually search for items sold and listed in its pricing database.

**Experience the power of pricing transparency—invest in WorthPoint today.**

## ABOUT

HEADQUARTERS
**5 Concourse Parkway NE, Suite 2900**
**Atlanta, GA 30328**

WEBSITE
View Site

WorthPoint is a go-to online resource for identifying and valuing fine art, antiques, and collectibles. The company's database contains 1.3 billion images and more than 715 million pricing data points tracing back over 15 years.

## TEAM



**William Hermann Seippel**
**Founder, Board Member and CEO**

Will founded the Company in 2007 and has over 25 years of financial and operational experience. He has been involved in successfully negotiating over 20 acquisitions in his career and played a leading role in structuring complex transactions that have raised $5 billion in capital, including two that received the prestigious Institutional Investor Deal of the Year Award. He has also served as a consultant to various boards of directors on mergers and acquisitions and strategic business and financial planning. Prior to founding WorthPoint, Will served as Chief Financial Officer and also managed a number of technology business development and marketing roles at MIVA, AirGate PCS, Digital Commerce Corporation, Global Telesystems Groups, and Haliburton/Landmark Graphics Corporation. Will has a master's degree in business administration from American University. He received a Bachelor of Science degree from George Mason University.



**William Neal McAtee**
**CFO, Board Member**

Neal has served as WorthPoint's CFO since 2018. From December 2010 to December 2013, Neal served as WorthPoint's interim CFO. Since 2009, he has served as a member of the Board of Directors. He served as a portfolio manager at Reliant Investment Management, LLC. From 2009 until 2018. Earlier in his career, he was a founder and managing member of Red Rock Partners, LLC, as well as a general partner and investment manager for Red Rock Fund, LP. Neal was a managing director at Morgan Keegan, working as an equity analyst, when he was recognized five times as a Wall Street Journal All-Star Analyst for his stock-picking ability.

Neal earned a bachelor's degree in mathematics and economics from Rhodes College and a master's degree in business administration with a concentration in finance and accounting from the Owen Graduate School of Management at Vanderbilt University. He has held the Chartered Financial Analyst professional designation from the CFA Institute since 1992.



**Antoine S Lyseight**
**Chief Technology Officer**

Antoine has been with WorthPoint for more than a decade and is been responsible for the company's Software Development, Product Development, Dev Ops, and Architecture groups. His expertise has elevated the firm's reputation as the leading technological market solution in the marketplace.

Antoine is a veteran of information technology and a leader in software development and product delivery with a significant focus in systems integration, point-of-sale (POS), and e-Commerce architecture, as well as end-to-end high-volume websites and applications. He has deep experience with multiple programming languages and processes and has consulted for Fortune 500 companies such as Home Depot, IHG, Turner Broadcasting, and Autotrader.com, as well as many technology startups and growth-phase companies on major revenue-generating projects.

In addition to his software engineering background, Antoine has trained and managed development teams while being responsible for working with executive stakeholders for product development, project management, and quality assurance of all products. He studied computer engineering at the Georgia Institute of Technology and graduated with a bachelor's degree in business administration with a focus on entrepreneurship from Georgia State University.



**Kathleen Guzman**
**Board Member**

Prior to joining WorthPoint as a member of its Board of Directors, Kathleen Guzman was a Senior Vice President and the Managing Director of Heritage Auctions in New York for 12 years. She has personally auctioned more than 1,500 sales with more than a million objects with a combined value of more than $1 billion. She brings 15 years of experience from the world-renowned Christie's International auction house, selling such items as a Claude Monet watercolor for $4.3 million and the Ruby Slippers from "The Wizard of Oz" for $660,000. Kathleen is an independent consultant, a USPAP-compliant art appraiser, writer, and charity auctioneer. She holds an Executive MBA from Columbia University and has a master's degree in art history from Queen's College.

Throughout her accomplished career as an expert in the fields of fine art and antiques, Kathleen has made an indelible impact on companies and collecting communities in the United States and around the world. She was the former President of Christie's East and President of Phillips Auctioneers, as well as Senior Vice President of Business Development at eBay. Kathleen is frequently quoted in print, on radio, and on television regarding the art and antique markets and spokesperson for the art market, including appearances on such programs as "Oprah," "Good Morning America," "Today," on international networks like CNN, and countless online publications. She has appeared as an expert on the PBS series "Antiques Roadshow" for more than 20 years.

She lectures extensively on the art market for the American Appraisers Association, New York University, Bard College, and the Fashion Institute of Technology. Guzman also auctions extensively for charitable causes including The Make-a-Wish Foundation, Juvenile Diabetes, and Housing Works, to name a few, with noted celebrities.



**James Sturgill**
**Board Member**

Jim is the Founder and retired CEO of Sturgill & Associates, a full-service CPA firm he founded in 1963 with multiple locations. His firm provides tax, assurance and advisory, and information technology services to a diversified client base of established and emerging growth companies in the high technology sector.



**Michael Joseph Wharton**
**Board Member**

Mike Wharton joined the WorthPoint board in May 2012. Mr. Wharton currently serves as Chairman of McVean Trading & Investments, LLC, having joined at its inception in 1986, and over the last 10 years has become one of the firm's top traders and leading authorities on the livestock and grain markets. Mike is also the managing member of Wharton Asset Management LLC, a commodity-trading advisor, which was established in 2012. Originally from Nebraska, Mike literally grew up in the cattle business.



**Peter Dabbs Schleider**
**Director**

Pete has spent his entire working career in the investment business. From 1983 to 1987 he was a hardware and software analyst with L.F. Rothschild, Unterberg, Towbin. From 1987 to 1997, Pete was a partner of Wessels, Arnold & Henderson, an investment banking firm in Minneapolis, MN focusing on technical software. In 1998, he founded Matrix Capital Management, a hedge fund focused on technology investments. Since 1998, he has been investing his own money as part of RKB Capital, L.P. In 2001, he and Scott Bedford started Peninsula Technology Fund, L.P. He has a bachelor of arts degree from Trinity University in history and economics and holds the Chartered Financial Analyst professional designation from the CFA Institute.



**Rachel Sammons**
Vice President Marketing

Rachel Sammons is a longtime enthusiast of discovering what makes consumers tick and connecting with them in meaningful ways. As WorthPoint's Vice President of Marketing, Rachel is in charge of further developing the goals and strategies of our marketing team and steering our WorthPoint brand success. Rachel brings a bevy of experience from her years as the Senior Director of Consumer Marketing at Cartoon Network and the Director of Market Intelligence and Research at Cox Automotive.

Her love of partnership development and passion for consumer insights and reaching audiences have already proven to be an invaluable addition to the WorthPoint team.



**Eric Bradley**
Vice President Editorial Content and PR

As chief domain expert, Eric has more than 25 years of experience in the fine art, antiques, and collectibles industry. He is WorthPoint's editorial leader, setting content standards and goals. Eric also leads the firm's continued development of WorthPoint Indices, an index-linked investment product to statistically measure price trends across the entire industry. The product has already attracted interest from emerging investment firms seeking growth offering fractional shares of high-end collectibles.

He is the former Director of Public Relations for Heritage Auctions, the world's largest collectibles auctioneer, where he led successful publicity and marketing campaigns for special collections and its most valuable lots.

Eric is known throughout the antiques and collectibles trade, as the author of 12 critically acclaimed reference books, including "Mantiques: A Manly Guide to Cool Stuff," "Harry Potter – The Unofficial Guide to the Collectibles of Our Favorite Wizard" pocket guides to buying and selling vintage toys and advertising, in addition to editing America's best-selling annual price values guide for antiques and collectibles. He holds a bachelor's degree in economics.

# TERMS

WorthPoint

## Overview

| PRICE PER SHARE | VALUATION |
|---|---|
| $12 | $45.31M |
| DEADLINE | FUNDING GOAL |
| Oct 24, 2023 | $15k - $5M |

## Breakdown

| MIN INVESTMENT | OFFERING TYPE |
|---|---|
| $492 | Equity |
| MAX INVESTMENT | ASSET TYPE |
| $999,996 | Preferred Stock |
| MIN NUMBER OF SHARES OFFERED | SHARES OFFERED |
| 1,250 | Series A-2 Preferred Stock |
| MAX NUMBER OF SHARES OFFERED | |
| 416,666 | |

*Maximum Number of Shares Offered subject to adjustment for bonus shares*

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

***Investment Incentives and Bonuses****

***Time-Based Perks***

***Friends and Family***

*Invest within the first 72 hours and receive 15% bonus shares.*

***Super Early Bird***

*Invest within the first week and receive 10% bonus shares.*

***Early Bird Bonus***

*Invest within the first two weeks and receive 5% bonus shares.*

***Volume-Based Perks***

***Tier 1 | $500+***

*Invest $500+ and receive a free annual subscription for 1 YR, Price Guide Premium. (value $259.99)*

***Tier 2 | $1,000+***

*Invest $1,000+ and receive a free annual subscription for 1 YR, All Access (value $449.99)*

***Tier 3 | $5,000+***

*Invest $5,000+ and receive a free annual subscription for 5 YRS, All Access (value $2,249.95)*

***Tier 4 | $10,000+***

*Invest $10,000+ and receive a free annual subscription for 10 YRS, All Access (value $4,499.99) + 5% bonus shares.*

***Tier 5 | $25,000+***

*Invest $25,000+ and receive a free annual subscription for 25 YRS, All Access (value $11,249.75) + 10% bonus shares.*

***Tier 6 | $50,000+***

*Invest $50,000+ and receive All Access for Legacy/Forever + 15% bonus shares.*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

***The 10% StartEngine Owners' Bonus***

*WorthPoint Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.*

*This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A-2 Preferred Stock at $12.00 / share, you will receive 110 shares of Series A-2 Preferred Stock, meaning you'll own 110 shares for $1,200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.*

*This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.*

*Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.*

### Stack Owner's Bonus & Rewards!

Members get an extra 10% shares in addition to rewards below!

## REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into WorthPoint.

### $492

EARN 10% BONUS SHARES

**Earn 10% bonus shares in this investment and all eligible investments for an entire year. If you are not already an Owners bonus holder, you can join now, for $275, billed annually.**

Select

### $500

TIER 1

**Invest $500+ and receive a free annual subscription for 1YR, Price Guide Premium. (value $259.99)**

Select

### $1,000

TIER 2

**Invest $1,000+ and receive a free annual subscription for 1 YR, All Access (value $449.99)**

Select

### $5,000

TIER 3

**Invest $5,000+ and receive a free annual subscription for 5 YRS, All Access (value $2,249.95)**

Select

### $10,000

TIER 4

**Invest $10,000+ and receive a free annual subscription for 10 YRS, All Access (value $4,499.99) + 5% bonus shares.**

Select

### $25,000

TIER 5

**Invest $25,000+ and receive a free annual subscription for 25 YRS, All Access (value $11,249.75) + 10% bonus shares.**

Select

### $50,000

TIER 6

**Invest $50,000+ and receive All Access for Legacy/Forever + 15% bonus shares.**

Select

## JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

**Gem Tanzillo**
8 days ago

Hi Guys. Long time fan. I am exceedingly astonished by all of the functionality and additions you've pioneered or rolled out smooth ...
Show more

0 0

**Brine Navarrete**
a month ago

So when one makes a purchase through your website, they are just essentially buying it through E-bay? You are working as a 2nd part...
Show more

1 0

**William McAtee**
WorthPoint • a month ago

WorthPoint is not a market place - you cannot buy or sell items on our site. Through a subscription to our databases, people are ...
Show more

0

**Katharine Jablonsky**
2 months ago

How do I receive the Worthpoint subscription after I invested?

1 0

**William McAtee**
WorthPoint • 2 months ago

We will contact you once your investment has been funded. We are currently in the process of setting up the subscriptions for ...
Show more

0

**Christopher Zusin**
2 months ago

What is the structure of the 18.75% debt instrument with Espresso Capital? It appears to operate like a $12m line of credit w/$7.6m ...
Show more

2 0

**William McAtee**
WorthPoint • 2 months ago

We recently updated our Form C (page 19). The update addresses your questions.

1

View 1 more reply

OH

**Odette Heller**
2 months ago

Hello. I would like to know if you become an investor will we have free subscription to Worthpoint.com and free access to look up ...
Show more

1 0

WM

**William McAtee**
WorthPoint • 2 months ago

Depending on your investment amount, you will have access for different periods. Please click on the REWARDS tab to see the ...
Show more

0

RK

**Richard Koch**
3 months ago

I see your mention of subscription customers, is the service offered to professionals only? If someone were to inherent 'ol Aunt ...
Show more

1 0

WM

**William McAtee**
WorthPoint • a month ago

Richard - sorry that i missed this comment. As we stand today, someone that had a single item could sign up for a free trial an...
Show more

0

KP

**Kyle Pestano**
3 months ago

Isn't 1-2x CY revenue a typical valuation standard for your industry? Can you explain the reasoning behind a 4.5x multiple?

1 0

WM

**William McAtee**
WorthPoint • 3 months ago

For the Valuation discussion - click on "TERMS" at the top of this page and scroll down to the list of documents - click on "Offeri...
Show more

0

KP

**Kyle Pestano**
3 months ago

I see a significant jump in Operating Expenses.. why is this and what are you currently doing to fix this? When is debt coming due?...
Show more

1 0

WM

**William McAtee**
WorthPoint • 3 months ago

For the Valuation discussion - click on "TERMS" at the top of this page and scroll down to the list of documents - click on "Offeri...
Show more

0

KS

**Kelly Smith**
3 months ago

Hi and thank you for the information to my previous post. I am unable to locate the valuation and/or methodology on Form C or th...
Show more

1 0

WM

**William McAtee**
WorthPoint • 3 months ago

Hi Kelly - Glad we got part of your questions answered. No apologies necessary on the rest. For the Valuation discussion - ...
Show more

0

**Kelly Smith**
3 months ago

Hi. I'm interested in investing. One question - what are the redemption provisions? Once invested, am I able to exit the ...
Show more

1 0

**William McAtee**
WorthPoint • 3 months ago

Hi Kelly - Thanks for the interest in our offering. All of the answers to you questions are in the Form C and/or the FAQs. B...
Show more

0

Show More Comments

## HOW INVESTING WORKS

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#### Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

**www.StartEngine.com** is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and **FINRASIPC** . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information**
(800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's **offering circular** and **risk associated with this offering**.

#### StartEngine Marketplace

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine.

None of the information displayed on or downloadable from www.startengine.com (the 'Website') represents a recommendation, offer, or solicitation of an offer to buy or sell any security. It also does not constitute an offer to provide investment advice or service. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, or (2) assist in the determination of fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

All investment opportunities are based on indicated interest from sellers and will need to be confirmed.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

**StartEngine Marketplace** ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. StartEngine Bulletin Board ("SE BB") is a bulletin board platform that advertises interest in shares of private companies that previously executed Reg CF or Reg A offerings. SE BB enables shareholders to communicate interest in potential sales of shares in private companies and investors to discover, review, and potentially invest in private companies. As a bulletin board platform, SE BB provides a venue for investors to access information about private company offerings and connect with potential sellers. SE BB is distinct and separate from StartEngine Secondary ("SE Secondary"), which is an SEC-registered Alternative Trading System (ATS) operated by SE Primary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. While a security may be displayed on the bulletin board, these securities will be subject to certain restrictions which may prevent the ability to buy and sell these securities in a timely manner, if at all. Even if a security is qualified to be displayed on the bulletin board, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

WILL: It's a really cool hat because it's signed by Greg Maddux. It has his number. I also has that this was the hat he wore in the 106th win that season.

NEAL: What really inspires me about Will is his passion.

WILL: For centuries auction pricing was kept secret by auction houses and private dealers. Back in 2007, I realized there was a lot of data on ebay and other places that should be made available to everybody and preserved.

ANTOINE: The plan seems simple, combine data from eBay and every auction house possible and make it available on a searchable platform.

WILL: Today, Worthpoint offers what we believe to be the most comprehensive set of research tools in the arts, antiques and collectibles market.

ERIC: I've been a collector all of my life. I started writing price guides on arts, antiques and collectibles. Every marketplace needs pricing transparency, and that's what we are all about here. Leveling the playing field.

RACHEL: The collectibles market grew to 360 billion dollars in 2020 and is growing steadily. Funkos are pop culture, limited collectibles best known for their licensed vinyls and bobbleheads. My collection is in my worthpoint vault.

ERIC: The Worthpoint price guide has more than 6 million funko results.

ANTOINE: Behind the Worthpoint platform is an incredible dataset, with over 1.3 billion images and over 700 million values of antique and vintage items. We also have 227k marks and 15k digital books, guides and catalogs that help our subscribers validate and identify what they have.

NEAL: With nearly 35k paid subscribers Worthpoint has tripled its subscription revenue since 2018. It's not just collectors, resellers, and heirs subscribing. It's also auction houses and private dealers.

WILL: Our team is excited to offer you the chance to join our mission and help. Discover. Value and Preserve. Join Worthpoint and invest in the future of Art, Antiques and Collectibles.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:26 PM 05/03/2023
FILED 02:26 PM 05/03/2023
SR 20231788379 - File Number 4285358

# EIGHTH AMENDED AND RESTATED

# CERTIFICATE OF INCORPORATION

# OF

# WORTHPOINT CORPORATION

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

WorthPoint Corporation, a corporation organized and existing under the laws of the State of Delaware (hereinafter referred to as the "Corporation"), hereby certifies as follows:

1. The name of the Corporation is WorthPoint Corporation. The Corporation's original certificate of incorporation was filed with the Secretary of State of the State of Delaware on January 16, 2007 (the "Certificate").

2. Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware, having been adopted in accordance therewith, this Amended and Restated Certificate of Incorporation amends and restates the provisions of the Certificate, as heretofore amended. The amendments contained herein have been duly adopted by the stockholders of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

3. The text of the Certificate, as heretofore amended, is hereby amended and restated to read in its entirety as follows:

## ARTICLE I

The name of this Corporation is WorthPoint Corporation.

## ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle,

Delaware, 19801-1120 and the name of the registered agent at that address is The Corporation Trust Company.

**ARTICLE III**

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "**DGCL**").

**ARTICLE IV**

A. **Authorized Capital**. As the to the filing and effectiveness of this Eight Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware in accordance with the General Corporation Law of the State of Delaware (the "**Effective Time**"), the Corporation shall have the authority to issue a total Twenty Million Forty Thousand Six Hundred Ninety-Two (20,040,692) shares of all classes of capital stock of the Corporation, which shall be subdivided as set forth below:

1. **Common Stock.** As of the Effective Time, the number of shares of Common Stock that the Corporation shall have authority to issue is Thirteen Million One Hundred Thousand shares (13,100,000), and each such share shall have a par value $0.001. The Common Stock shall have the powers, preferences, rights and restrictions provided under the DGCL and as set forth below.
2. **Preferred Stock.** As of the Effective Time the number of shares of Preferred Stock that the Corporation has authority to issue is Six Million Nine Hundred and Forty Thousand Six Hundred Ninety Two (6,940,692), each having a par value of $.001, divided into three series, consisting of Three Hundred Eighty-Four Thousand Five Hundred Fifty (384,550) shares designated "**Series A Preferred**", Six Million Fifty Six Thousand One Hundred and Forty-two (6,056,142) shares designated "**Series A-1 Preferred**", and Five Hundred Thousand (500,000) shares designated "**Series A-2 Preferred**". The Series A Preferred, Series A-1 Preferred, and Series A-2 Preferred is collectively referred to hereinafter as the "Preferred Stock". The "Original Purchase Price" per share for each series of Preferred Stock shall be as follows:
    a. The "Original Series A Purchase Price" shall be $0.91 per share (as adjusted to reflect stock dividends, stock splits, reverse stock splits, combinations, recapitalizations and the like with respect to such shares)
    b. the "Original Series A-1 Purchase Price" shall be $3.50 per share (as adjusted to reflect stock dividends, stock splits, reverse stock splits, combinations, recapitalizations and the like with respect to such shares); and

c. the "Original Series A-2 Purchase Price shall be $13.86 per share (as adjusted to reflect stock dividends, stock splits, reverse stock splits, combinations, recapitalizations and the like with respect to such shares).

3. **Reverse Stock Split**. The Board of Directors is hereby authorized, by resolution and without further action by the shareholders, to effect a reverse stock split of the Company's Common Stock, Series A preferred, and Series A-1 Preferred (the "Reverse Stock") at the Effective Time, by combining each three (3) shares of Reverse Stock into one (1) share of Reverse Stock, subject to adjustment as determined by the Board of Directors. The reverse stock split shall not reduce or alter the total number of authorized shares of Reverse Stock proportionately, unless otherwise determined by the Board of Directors. Any and all authorized shares freed-up by said reverse stock split shall become authorized but unissued shares of the Company until such time as said shares are issued by the Company in accordance with this Certificate and/or in an accordance with the Bylaws of the Company. The Board of Directors may abandon the reverse stock split at any time before it becomes effective.

B. **Powers, Preferences, Rights and Restrictions Applicable to Capital Stock**. All cross-references in this Section B refer to other paragraphs, sections or subsection in this Section B unless otherwise indicated.

1. **Dividend**.

a. The holders of the Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of this Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

2. **Liquidation Preference**.

a. Upon the occurrence of any Liquidation Event (as defined in Subsection 2(c)(i) below), the holders of Preferred Stock shall be entitled to receive on a *pari passu* basis, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock or any other security ranking junior in priority to the Preferred Stock by reason of their ownership thereof, an amount for each share of Preferred Stock then held by them equal to the Original Purchase Price for such Series of Preferred Stock plus an amount equal to any declared but unpaid dividends (the "Preferred Liquidation Amount). If upon the occurrence of a Liquidation Event, the assets and funds thus distributed among the holders of the Preferred Stock shall be insufficient to permit the payment to such holders of the full Preferred Liquidation Amount, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Preferred Stock in accordance with this Section 2(a) and in proportion to the relative preferential amounts that each such holder is otherwise entitled to receive.

b. After payment to the holders of the Preferred Stock of the amounts set forth in Section 2(a) of this Article IV, any additional remaining assets shall be distributed ratably to the holders of the Common Stock

c. (i) Unless waived in any specific instance by the holders of at least a majority of the outstanding shares of the Preferred Stock (with the Series A Preferred, Series A-1 Preferred and Series A-2 Preferred voting as a single class), in any specific instance a "Liquidation Event' shall be defined as any liquidation, dissolution or winding up of the company, either voluntary or involuntary, and shall be deemed to be occasioned by, or to include, (A) the acquisition of the Corporation by means of any transaction or series of related transactions (including, without limitation, any stock acquisition, reorganization, merger or consolidation) unless the Corporation's stockholders of record as constituted immediately prior to such acquisition or sale will, immediately after such acquisition or sale (by virtue of securities issued as consideration for the Corporation's acquisition or sale or otherwise) hold at least a 50% of the voting power of the surviving or acquiring entity (except that (i) the consolidation with a wholly-owned subsidiary of the Corporation, or (ii) a merger effected exclusively to change the domicile of the Corporation, or (iii) the sale by the Corporation of shares of its capital stock to investors in bona fide equity financing transactions, or in a Qualified Public Offering, shall not be deemed a Liquidation Event for this purpose or (B) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Corporation, including a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Corporation's subsidiaries, if such assets constitute substantially all of the assets of the Corporation and such subsidiaries taken as a whole.

(ii) In any of such events, if any of the assets of the Corporation are to be distributed in a form other than cash, its value will be deemed its fair market value as determined in good faith by the Board of Directors. Any securities to be delivered to the holders of the Preferred Stock or Common Stock, as the case may be, shall be valued as follows:

A. If traded on a securities exchange or through the Nasdaq National or Small Cap Markets, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) day period ending three (3) days prior to the closing;

B. If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the closing; and

C. If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors.

(iii) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be valued at an appropriate discount from the value determined as provided in Subsection 2(c)(i)(A) or (B) above to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

d. (i) The Corporation shall give each holder of record of Preferred Stock written notice of an impending transaction that would constitute a Liquidation Event not later than twenty (20) days prior to the stockholders' meeting called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 2, and the Corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than twenty (20) days after the Corporation has given the first notice provided for herein or sooner than twenty (20) days after the Corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened or waived entirely upon the Corporation's receipt of written consent of the holders of a majority of the Preferred Stock entitled to such notice rights or similar notice rights.

(ii) In the event the requirements of this Subsection 2(d)(ii) are not complied with, the Corporation shall either:

A. Cause such closing to be postponed until such time as the requirements of this Section 2 have been complied with; or

B. Cancel such transaction, in which event the respective rights, preferences and privileges of the holders of the Preferred Stock shall revert to and be the same as such rights, preferences and privileges exiting immediately prior to the date of the first notice referred to in Subsection 2(d)(i) above.

3. **Redemption**.

a. The term "Redemption Price" shall mean, in the case of the Series A Preferred, the Original Series A Purchase Price (as adjusted for any stock splits, stock dividends, reverse stock splits, stock combinations and other similar capitalization changes), plus any dividends declared but unpaid thereon, in the case of the Series A-1 Preferred, the Original Series A-1 Purchase Price (as

adjusted for any stock splits, stock dividends, reverse stock splits, stock combinations and other similar capitalization changes), plus any dividends declared but unpaid thereon, and in the case of the Series A-2 Preferred, the Original Series A-2 Purchase Price (as adjusted for any stock splits, stock dividends, reverse stock splits, stock combinations and other similar capitalization changes), plus any dividends declared but unpaid thereon.

b. Subject to Section 3(c), the Corporation will, following receipt at any time after the fifth anniversary of (i) the issuance of Initial Series A Issue Date (as defined in Section 4(d)(i)(A) below with respect to the Series A Preferred, (ii) Initial Series A-1 Issue Date (as defined in Section 4(d)(i)(A) below with respect to the Series A-1 Preferred, and (iii) Initial Series A-2 Issue Date (as defined in Section 4(d)(i)(A) below) with respect to the Series A-2 Preferred, of a written request signed by holders of at least a majority of the shares of Series A Preferred, Series A-1 Preferred, or Series A-2 Preferred then outstanding (as applicable), redeem all outstanding shares of Series A Preferred, Series A-1 Preferred, or Series A-2 Preferred (as the case may be) at the applicable Redemption Price.

c. If the funds of the Corporation legally available for redemption of the Series A Preferred are insufficient to redeem all of the shares of the Series A Preferred then subject to redemption, the Corporation shall use any funds which are legally available for such redemption to redeem the maximum possible number of shares of Series A Preferred from each holder of Series A Preferred pro rata based on the number of shares of Series A Preferred owned by each such holder until all shares of Series A Preferred have been redeemed.

d. If the funds of the Corporation legally available for redemption of the Series A-1 Preferred are insufficient to redeem all of the shares of the Series A-1 Preferred then subject to redemption, the Corporation shall use any funds which are legally available for such redemption to redeem the maximum possible number of shares of Series A-1 Preferred from each holder of Series A-1 Preferred pro rata based on the number of shares of Series A-1 Preferred owned by each such holder until all shares of Series A-1 Preferred have been redeemed.

e. If the funds of the Corporation legally available for redemption of the Series A-2 Preferred are insufficient to redeem all of the shares of the Series A-2 Preferred then subject to redemption, the Corporation shall use any funds which are legally available for such redemption to redeem the maximum possible number of shares of Series A-2 Preferred from each holder of Series A-2 Preferred pro rata based on the number of shares of Series A-2 Preferred owned by each such holder until all shares of Series A-2 Preferred have been redeemed.

f. If the holders of Series A Preferred, Series A-1 Preferred, and Series A-2 Preferred have all requested that the Corporation redeem their shares and the

funds of the Corporation legally available for redemption are insufficient to redeem all of the shares of the Series A Preferred, Series A-1 Preferred, and Series A-2 Preferred then subject to redemption, then the Corporation shall use any funds which are legally available for such redemption to redeem to redeem the maximum possible number of shares of Series A Preferred, Series A-1 Preferred, and Series A-2 Preferred from each holder thereof pro rata based on the number of shares of Preferred Stock owned by each such holder until all shares of Preferred Stock have been redeemed.

g. The holder of any shares of the Preferred Stock shall not be entitled to receive payment of the Redemption Price for such shares until such holder shall cause to be delivered, to the secretary of the Corporation, (i) the certificates representing such shares of Preferred Stock, and (ii) transfer instruments) satisfactory to the Corporation and sufficient to transfer such shares of Preferred Stock to the Corporation free of any adverse interest.

h. Upon the redemption of any share of Preferred Stock, such share shall (provided the price payable upon redemption of such shares has been paid or properly provided for) be deemed to cease to be outstanding, and all rights of any person other than the Corporation in such share shall be extinguished on the date fixed for redemption for such share (plus all rights to receive future dividends with respect to such share), except for the right to receive the Redemption Price, without interest; provided, however, that in the event that shares of Preferred Stock are not redeemed due to a default in payment by the Corporation or because the Corporation does not have sufficient legally available funds, such shares of Preferred Stock shall remain outstanding and shall be entitled to all of the rights and preferences provided herein.

i. Any shares of Preferred Stock redeemed pursuant to this Section 3 shall be canceled and shall not be reissuable by the Corporation, and the Corporation may from time to time take such appropriate corporate action as may be necessary to reduce accordingly the number of authorized shares of Series A Preferred, Series A-1 Preferred, or Series A-2 Preferred.

4. **Conversion**. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**").

a. Right to Convert. Each share of each series of the Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined, with respect to each such share of Preferred Stock, by dividing (x) the applicable Original Series A Purchase Price, Original Series A-1 Purchase Price, or Original Series A-2 Purchase Price (as adjusted to reflect stock dividends, stock splits, combinations, recapitalizations and the like with

respect to such shares) for such series of Preferred Stock by (y) the Conversion Price in effect for such series of Preferred Stock on the date the certificate is surrendered for conversion. The initial "**Conversion Price**" per share for each series of Preferred Stock shall be as follows:

| Series of Preferred Stock | Conversion Price |
|---|---|
| Series A Preferred<br>Series A-1 Preferred<br>Series A-2 Preferred | Original Series A Purchase Price<br>Original Series A-1 Purchase Price<br>Original Series A-2 Purchase Price |

provided, however, that the Conversion Price shall be subject to adjustment as set forth in Subsection 4(d) below.

b. Automatic Conversion. Each share of each class of the Preferred Stock shall automatically be converted into shares of Common Stock at the applicable Conversion Price then in effect immediately upon the earlier of (i) upon a registration statement under the Securities Act of 1933, as amended (the "**Securities Act**") or the Securities Exchange Act of 1934 becoming effective; (ii) immediately upon the listing of the whole of the issued stock of the Company on a recognized and widely accepted public stock exchange, or (iii) the date specified by written consent or agreement of the holders of a majority .of the then outstanding shares of the Preferred Stock

c. Mechanics of Conversion

(i) Before any holder of any series of Preferred Stock shall be entitled to convert the same into shares of Common Stock pursuant to Subsection 4(a) above and upon the occurrence of the events specified in Subsection 4(b) above, as the case may be, such holder shall surrender the certificate or certificates therefore, duly endorsed, at the office of the Corporation or of any transfer agent for such series of Preferred Stock and if such conversion is to be effected pursuant to Subsection 4(a) above, shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued; provided, however, that any failure by a holder to comply with these provisions shall not have any effect on the automatic conversion of such holder's shares, which shall in any event be deemed to have converted, automatically and without any further action on the part of the holder or the Corporation, in accordance with Subsection 4(b) above. The Corporation shall, as soon as practicable thereafter, issue and deliver at

such office to such holder of Preferred Stock or to the nominee or nominees of such holder (A) a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled (including, without limitation, such number of shares, if any, as shall represent payment of declared and/or accrued but unpaid dividends as provided in Section 1(a)) and (B) such amount of cash, if any, as shall represent payment of declared and/or accrued but unpaid dividends as provided in Section 1(a). Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date.

(ii) If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act, or any event that would be deemed to be a Liquidation Event under Subsection 2(c)(i) above, the conversion may, at the election of the holder, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering or the closing of such Liquidation Event, as the case may be, in which event the person(s) entitled to receive the Common Stock upon conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities or of such Liquidation Event, as the case may be.

d. Conversion Price Adjustments. The Conversion Price shall be subject to adjustment from time to time as follows:

(i) In the event the Corporation should at any time or from time to time fix a record date for the effectuation of a split or a subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "**Common Stock Equivalents**") without payment of any consideration by such holder for the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split, or subdivision if no record date is fixed), the Conversion Price shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of each series of Preferred Stock shall be increased in proportion to such increase of the aggregate of shares of

Common Stock outstanding and those issuable with respect to such Common Stock Equivalents.

(ii) If the number of shares of Common Stock deemed outstanding at any time is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

e. Other Distributions. In the event the Corporation shall declare a dividend or distribution in accordance with Section B.1. of Article IV of this Certificate, payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights that are not Common Stock Equivalents, then, in each such case, the holders of Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such dividend or distribution.

f. Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or in Section 2 above) provision shall be made so that the holders of the Preferred Stock shall thereafter be entitled to receive upon conversion of their shares of the Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Preferred Stock) shall be applicable after that event as nearly equivalent as may be practicable.

g. No Impairment. The Corporation will not, by amendment of this Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will

at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Preferred Stock.

h. Conversion. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or in Section 2 above) this provision shall be made so that the holders of the Preferred Stock shall thereafter be entitled to receive upon conversion of their shares of the Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Preferred Stock) shall be applicable after that event as nearly equivalent as may be practicable.

i. Certificates as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price for a series of Preferred Stock pursuant to this Section 4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock, a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of Preferred Stock.

j. Notices of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Preferred Stock, at least twenty (20) days prior to such record date, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

k. Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Preferred Stock, in addition to such other remedies as shall be available to the holders of Preferred Stock, the Corporation will promptly take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation.

l. Notices. Any notice required by the provisions of this Section 4 to be given to the holders of shares of Preferred Stock shall be in writing and shall be deemed given five (5) days after deposit in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation.

5. **No Fractional Shares**. If at any time or from time to time there shall be a recapitalization, conversion, or redemption of the Company's stock that shall otherwise result in the issuance or adjustment to a stockholder's stock holdings that would result in said stockholder holding a fractional share of stock, the Company is hereby authorized to and shall issue to each stockholder who would otherwise receive or otherwise hold, in total, a fractional share as a result of said recapitalization, conversion, and/or redemption, such additional fractional share as may be necessary to result in said stockholder receiving or holding, in total, a non-fractional number of shares

6. **Voting Rights; Protective Provisions**.

a. General Voting Rights. The holder of each share of each class of the Preferred Stock shall have the right to one (1) vote for each share of Common Stock into which such holder's shares of Preferred Stock could then be converted, with full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, except as required by law or as expressly provided herein, including the protective provisions in Subsections 5(d) below, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation; and shall be entitled to vote, together with holders of Common Stock as a single class, with respect to any question upon which holders of Common Stock have the right to vote,

provided that except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to (or waiver of any provision of) this Certificate that relates solely to the terms of the Preferred Stock, if the holders of one or more series of Preferred Stock are entitled to vote thereon pursuant to this Certificate or pursuant to the DGCL. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with 0.5 being rounded upward).

b. Adjustment in Authorized Common Stock. The authorized number of shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding or reserved for the exercise of options or warrants or the conversion of Preferred Stock) by the affirmative vote of the holders of a majority of the shares of capital stock of the Corporation entitled to vote, voting as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL.

c. Board of Directors. The Board of Directors shall consist of not less than three (3) nor more than seven (7) members, with the exact number of members of the Board of Directors being specified or fixed in accordance with the Bylaws of the Corporation. The holders of majority of the shares of the capital stock of the Corporation shall be entitled to elect all the members of the Board of Directors at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors, and to remove from office such directors, with or without cause, and to fill any vacancy caused by the resignation, death or removal of such directors. The members of any committee of the Board of Directors shall be determined by a majority of the Board of Directors.

d. Preferred Stock Protective Provisions. So long as any shares of a series of Preferred Stock are outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent, as permitted by law) of the holders of a majority of the then outstanding shares of such series of Preferred Stock amend the Certificate of Incorporation to alter or change the rights, preferences or privileges of such series of Preferred Stock so as to affect adversely the holders of the series of Preferred Stock; provided, however that the authorized number of shares of such series of Preferred Stock may be increased or decreased (but not below the number of shares of such Series of Preferred Stock then outstanding or reserved for the exercise of options or warrants) by the affirmative vote of the holders of a majority of the shares of capital stock of the Corporation entitled to vote, voting as a single class.

e. Status of Converted Stock. In the event any shares of Preferred Stock shall be converted pursuant to Subsection 4 above, the shares so converted shall be

canceled and shall be returned to the status of authorized but undesignated shares of Preferred Stock. The Certificate of Incorporation shall be amended at such time or times as the Corporation deems it reasonably practicable to effect the Corresponding reduction in the Corporation's series of designated Preferred Stock.

C. **Common Stock**. Each share of Common Stock shall have one vote upon all matters to be voted on by the holders of the Common Stock, and shall be entitled to participate equally in all dividends payable with respect to the Common Stock and to share ratably, subject to the rights and preferences of any series of Preferred Stock, in all assets of the Corporation in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, or upon any distribution of the assets of the Corporation. The holders of the Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of this Corporation legally available therefore, such dividends as may be declared from time to time by the Board of Directors

**ARTICLE V**

The Corporation is to have perpetual existence.

**ARTICLE VI**

No person shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived any improper personal benefit. If the DGCL is amended after approval by the stockholders of this Article to authorize Corporation action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

**ARTICLE VII**

The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors.

**ARTICLE VIII**

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision

contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

**ARTICLE IX**

Election of directors at an annual or special meeting of stockholders need not be by written ballot unless the Bylaws of the Corporation shall so provide.

**ARTICLE X**

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation. The number of shares of Common Stock may be increased or decreased (but not below the number of shares then outstanding) by an affirmative vote of the holders of a majority of the stock of the Corporation.

**ARTICLE XI**

The Corporation shall indemnify each of the Corporation's directors and officers in each and every situation where, under Section 145 of the DGCL ("**Section 145**"), as amended from time to time, the Corporation is permitted or empowered to make such indemnification. The Corporation may, in the sole discretion of the Board of Directors of the Corporation, indemnify any other person who may be indemnified pursuant to Section 145 to the extent the Board of Directors deems advisable, as permitted by Section 145. The Corporation shall promptly make or cause to be made any determination required to be made pursuant to Section 145.

Any amendment, repeal or modification of the foregoing provisions of this Article XI shall not adversely affect any right or protection of a director, officer, agent, or other person existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by its Chief Executive Officer on this 3rd day of May, 2023.

DocuSigned by:
Will Seippel
By: 2D7B4D04DE5F4EA...
William H. Seippel
Chief Executive Officer